Exhibit 10.3

[**] Certain information has been excluded pursuant to Regulation S-K, Item 601(b)(10)(iv) from this document because it is both not material and is the type that the registrant treats as private or confidential.

COLLABORATION AND LICENSE AGREEMENT

This COLLABORATION AND LICENSE AGREEMENT (“Agreement”) is entered into as of July 5, 2023 (the “Effective Date”) between VBI VACCINES INC., a company organized under the laws of the Province of British Columbia, Canada (“VBI”), and having a principal place of business at 310 Hunt Club Road, Suite 201, Ottawa ON K1V 1C1, and BRII BIOSCIENCES LIMITED, an exempted company organized under the laws of the Cayman Islands (“Brii Bio”), having its registered office at Vistra (Cayman) Limited, PO Box 3119, Grand Pavilion Hibiscus Way, 802 West Bay Road Grand Cayman KYI-1205.

WHEREAS

A. VBI has developed PreHevbri (defined below), a three (3) antigen vaccine for use in the prevention of Hepatitis B;

B. Brii Bio and VBI wish to collaborate on further development of PreHevbri; and

C. Brii Bio desires to obtain from VBI certain exclusive rights and licenses to make, have made, use, sell, offer for sale, and import PreHevbri in the Field, and VBI is willing to grant to Brii Bio such rights and licenses on the terms and conditions that are set forth in this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, VBI and Brii Bio hereby agree as follows:

Article 1
DEFINITIONS

As used in this Agreement, the following terms shall have the meanings set out in this Article 1 unless the context clearly and unambiguously dictates otherwise.

1.1 “Affiliate” of a Party shall mean any company, partnership, or other entity that, directly or indirectly, through one (1) or more intermediaries, controls, is controlled by, or is under common control with such Party, as the case may be, but for only so long as such control exists. For the purposes of this definition, “control” shall mean: (a) direct or indirect beneficial ownership of at least fifty percent (50%) of the voting share capital or other equity interest in such Person; or (b) the power to direct the management of such Person by contract or otherwise.

1.2 “Agreement” shall have the meaning set forth in the Preamble.

1.3 “Alliance Manager” shall have the meaning set forth in Section 4.2.

1.4 “Applicable Laws” shall mean the applicable provisions of any and all national, state, and local laws, statutes, rules, regulations, administrative codes, ordinances, judgments, decrees, directives, injunctions, orders, permits (including Marketing Approvals) of or from any court, Regulatory Authority or Governmental Authority having jurisdiction over or related to the subject matter.

1.5 “Anti-Corruption Laws” shall mean (a) the U.S. Foreign Corrupt Practices Act of 1977, (b) the U.K. Bribery Act 2010, (c) the Peoples Republic of China (PRC) Anti-Unfair Competition Law, and (d) the criminal code of each Region in the Licensed Territory.

1.6 “BLA” shall mean a Biologics License Application filed pursuant to the requirements of the FDA under Section 351(k) of the Public Health Services Act (Title 42, U.S.C., Chapter 6A) and 12 C.F.R., Section 601.2, to obtain Marketing Approval for a biological product in the United States, or the equivalent application or filing in another country (as applicable).

1.7 “Brii Bio” shall have the meaning set forth in the Preamble.

1.8 “Brii Bio Know-How” shall mean Know-How owned or Controlled by Brii Bio as of the Effective Date or developed during the Term independent of activities under this Agreement, excluding any Joint Know-How.

1.9 “Brii Bio Patents” shall mean Patents owned or Controlled by Brii Bio as of the Effective Date or during the Term that cover or claim the Brii Bio Know-How.

1.10 “Brii Bio Technology” shall mean the Brii Bio Know-How and the Brii Bio Patents.

1.11 “Business Day” shall mean a day other than a Saturday or Sunday or any public holiday in the United States or China. For the avoidance of doubt, references in this Agreement to “days” shall mean calendar days.

1.12 “Chairperson” shall mean the chairperson of the Joint Steering Committee.

1.13 “Clinical Trial” shall mean a study in which human subjects or patients are dosed with a drug, whether approved or investigational, including any Phase I Clinical Trial, Phase II Clinical Trial, Phase III Clinical Trial, or any study required to be conducted following Marketing Approval as a condition to maintaining such approval.

1.14 “Commercially Reasonable Efforts” shall mean, with respect to a Party and an obligation to conduct a particular activity pertaining to the research, development, manufacturing or commercialization obligations hereunder, that level of efforts and resources reasonably required to carry out such obligation consistent with the efforts commonly used by such Party with respect to a biopharmaceutical product which is of similar market potential and at a similar stage in its development or product life, and all other Relevant Factors. Notwithstanding the foregoing, to the extent that the performance of a Party’s obligations hereunder is impaired by the other Party’s failure to perform its obligations hereunder, the determination of whether such first Party has used Commercially Reasonable Efforts in performing a given obligation will be determined in the context of such other Party’s failure. The Parties understand that the level of effort may change over time, reflecting changes in the status of a Licensed Product. Furthermore, Commercially Reasonable Efforts will not mean that a Party commits that it will actually accomplish an applicable task, or that it will devote thereto efforts or resources beyond those that a prudent commercial enterprise would devote, even though remaining motivated to do so as described above.

1.15 “Competing Product” shall mean any [**], [**], or [**] for the prevention of Hepatitis B or any other indication for which PreHevbri has obtained Marketing Approval.

1.16 “Confidential Information” shall have the meaning set forth in Section 11.1.

1.17 “Confidentiality Agreement” shall mean that certain letter agreement dated July 9, 2018 between VBI and Brii Bio.

1.18 “Control” or “Controlled” shall mean, with respect to any Know-How, Patent or other intellectual property right, the legal authority or right (whether by ownership, license or otherwise but without taking into account any rights granted by one Party to the other Party under the terms of this Agreement) of a Party or its Affiliates to grant access, a license or a sublicense of or under such Know-How, Patent or other intellectual property rights to another Party hereto, or to otherwise disclose proprietary or trade secret information to such other Party, without breaching the terms of any agreement with a Third Party, or misappropriating the proprietary or trade secret information of a Third Party, in each case in existence as of the time such Party or its Affiliates would first be required hereunder to grant the other Party such access, license or sublicense.

1.19 “Disclosing Party” shall have the meaning set forth in Section 11.1.

1.20 “Distributor” shall mean a Third Party to whom Brii Bio has granted the right to market, detail, promote, advertise, sell, and/or distribute Licensed Product in the Licensed Territory.

1.21 “Dollar” or “$” shall mean the legal tender of the United States.

1.22 “Effective Date” shall have the meaning set forth in the Preamble hereto.

1.23 “FDA” shall mean the United States Food and Drug Administration or its successor.

1.24 “Ferring” shall have the meaning set forth in Section 1.25.

1.25 “Ferring License” shall mean that certain License Agreement that was made as of September 1, 2021, by and among Ferring International Center S.A. (“Ferring”), SciVac Ltd, and VBI, as amended or restated.

1.26 “Field” shall mean the prevention of Hepatitis B.

1.27 “First Commercial Sale” shall mean with respect to a Licensed Product in any Region in the Licensed Territory, the first sale for monetary value for use or consumption of such Licensed Product in such Region after Marketing Approval for such Licensed Product has been obtained in such Region.

1.28 “Force Majeure Event” shall have the meaning set forth in Section 17.1.

1.29 “GAAP” shall mean generally accepted accounting principles in the United States, or internationally, as appropriate, consistently applied and shall mean the international financial reporting standards (“IFRS”) at such time and location as IFRS becomes the generally accepted accounting standard and Applicable Laws require that a Party use IFRS.

1.30 “Global Clinical Trial” shall mean a Clinical Trial conducted by VBI or Brii Bio in the Licensed Territory and the VBI Territory in accordance with the Global Development Plan with the intent of generating data to support an application for Marketing Approval in each of the Licensed Territory and the VBI Territory.

1.31 “Global Development Plan” shall mean, for the Licensed Product, the plan setting forth: (a) the global development activities for Licensed Product, including the proposed pre- clinical studies, Clinical Trials, regulatory plans; (b) the timelines for such activities; (c) an outline of the key elements involved in obtaining Marketing Approval of such Licensed Product; and (d) the allocation of responsibilities between the Parties of the development activities set forth under such Global Development Plan, as the same may be amended from time-to-time in accordance with Section 4.1.

1.32 “Good Manufacturing Practices” or “GMP” shall mean the then-current good manufacturing practices required by the FDA, as set forth in the United States Federal Food, Drug and Cosmetic Act, as amended, and the regulations promulgated thereunder, for the manufacture and testing of pharmaceutical materials, and comparable laws or regulations applicable to the manufacture and testing of pharmaceutical materials in jurisdictions outside the United States, as they may be updated from time to time. Good Manufacturing Practices shall include applicable quality guidelines promulgated under the ICH.

1.33 “Governmental Authority” shall mean any multinational, federal, national, state, provincial or local entity, office, commission, bureau, agency, political subdivision, instrumentality, branch, department, authority, board, court, arbitral or other tribunal, official or officer, exercising executive, judicial, legislative, police, regulatory, administrative, or taxing authority or functions of any nature over any of the activities contemplated by this Agreement.

1.34 “Greater China Region” shall mean the following countries: mainland China, Hong Kong, Taiwan, and Macau.

1.35 “ICH” shall mean the International Conference on Harmonization (of Technical Requirements for Registration of Pharmaceuticals for Human Use).

1.36 “IFRS” shall have the meaning set forth in Section 1.29.

1.37 “IND” shall mean an Investigational New Drug Application (including any amendments thereto) filed with the FDA pursuant to 21 C.F.R. §312 before commencement of clinical trials of a pharmaceutical product, or any comparable filings with Regulatory Authorities in the Licensed Territory, including clinical trial applications.

1.38 “Inventions” shall mean any and all inventions, discoveries, improvements, processes, and techniques discovered, conceived, or first reduced to practice in the course of activities conducted under this Agreement by, or on behalf of a Party during the Term whether or not patentable or included in any claim of Patents and Patent applications, including all rights, title, and interest in and to the intellectual property rights therein.

1.39 “Joint Inventions” shall mean any and all Inventions that are jointly discovered, conceived, or first reduced to practice by the Parties (or their Affiliates) in the course of carrying out any activities conducted under this Agreement, whereby “jointly” means at least one co-inventor is obligated to assign rights to VBI and at least one co-inventor is obligated to assign rights to Brii Bio. For the avoidance of doubt, “Joint Inventions” shall exclude any Inventions to the extent such Inventions comprise improvements to the VBI Patents, VBI Know-How or the Brii Bio Technology.

1.40 “Joint Know-How” shall mean Know-How that is developed jointly by the Parties or by Third Parties acting on their behalf in the performance of any activities conducted under this Agreement and that is necessary or useful to research, develop, make, have made, distribute, use, sell, offer for sale, have sold, import, export and otherwise commercialize the Licensed Products.

1.41 “Joint Patents” shall mean all Patents claiming any Joint Inventions.

1.42 “Joint Technology” shall mean Joint Know-How and Joint Patents.

1.43 “Joint Steering Committee” or “JSC” shall have the meaning set forth in Section 4.1(a).

1.44 “Know-How” shall mean information including unpatented Inventions, methods, technologies, data, processes, procedures, techniques, designs, plans, research tools, use of cell lines, reagents, formulations, use of equipment, assay techniques, clinical test design, protocols, product life cycle management strategies and operating conditions except to the extent that such information is publicly available or is otherwise protect by Patent or trade secret law.

1.45 “Licensed Product” shall mean PreHevbri.

1.46 “Licensed Territory” shall mean, unless any of the following countries is embargoed or otherwise restricted by Applicable Law: Australia, Bangladesh, Bhutan, Brunei, Cambodia, Christmas Island, Cocos (Keeling) Islands, Cook Islands, Fiji, Heard Island & McDonald Island, Hong Kong, India, Indonesia, Kiribati, Lao People’s Democratic Republic, mainland China, Macau, Malaysia, Maldives, Marshall Islands, Micronesia, Mongolia, Myanmar, Nauru, Nepal, New Zealand, Niue, Norfolk Island, Palau, Papua New Guinea, Philippines, Pitcairn, Samoa, Singapore, Solomon Islands, South Korea Sri Lanka, Taiwan, Timor-Leste, Tokelau, Tonga, Tuvalu, Vanuatu, Thailand, and Vietnam (each country, a “Region”).

1.47 “Manufacturing Technology” shall mean any process, technology, information, data, material, or documentation that is necessary or useful in the manufacture, formulation, vialing or release of the Licensed Product, including any assays or testing required to comply with GMP including process validation, product identity assays, in-process- control assays and any relevant standard operating procedures, and any standards, samples, and working cell bank vials.

1.48 “Marketing Approval” shall mean, with respect to any particular country or Region, all approvals, licenses, registrations or authorizations of any Regulatory Authority necessary to commercially distribute, sell or market a Licensed Product in such country or Region, including, where applicable, (a) pricing or reimbursement approval in such country or Region, (b) pre- and post-approval marketing authorizations (including any prerequisite manufacturing approval or authorization related thereto), (c) labeling approval, and (d) technical, medical and scientific licenses.

1.49 “Net Sales” shall mean, with respect to a Licensed Product, the gross amount invoiced during the applicable period with respect to the sale or other disposition of such Licensed Product in the Licensed Territory by Brii Bio, its Affiliates, or any Sublicensee to a Third Party in a bona fide arm’s length transaction less the following deductions actually incurred, allowed, paid, accrued, or specifically allocated in its financial statements for:

(a) customary and reasonable trade, quantity, and cash discounts, wholesaler allowances and inventory management fees; and

(b) customary and reasonable credits, rebates, and chargebacks (including those to managed-care entities, purchasing entities and government agencies), and allowances or credits to customers on account of rejections or returns (including wholesaler and retailer returns) or on account of retroactive price reductions affecting such Licensed Product.

Net Sales and all such amounts described in (a) and (b) above shall be determined in accordance with the books and records of Brii Bio, its Affiliates, or Sublicensees (as applicable), and maintained in accordance with GAAP. At any point during the Term, if VBI includes additional deductions in the Net Sales calculation for purposes of royalty payments to [**] or [**], VBI shall notify Brii to implement changes to the above calculation of Net Sales as well. For the avoidance of doubt, transfers or sales of Licensed Products between or among Brii Bio and its Affiliates, Distributors, or Sublicensees will not be included for purposes of calculating Net Sales, unless such purchaser is an end user. Net Sales will not include any Licensed Product supplied for use in clinical trials, for research or for other non-commercial uses, or as part of a compassionate use program (or other program for providing Licensed Product before it has received Marketing Approval in a Region).

If Brii Bio, its Affiliate or any Sublicensee sells Licensed Product as part of a combination of products, not all of which if sold individually would be Licensed Products, then Net Sales with respect to such combination products shall be determined by [**] the total Net Sales of such combined product by the fraction [**], where [**] is the [**] of the Licensed Product that is included in such combination product in the same dosage amount or quantities in the applicable Region during the applicable quarter if sold separately, and [**] is the sum of the [**] of all other products with which such Licensed Product is combined in such combination product, in the same dosage amount or quantities in the applicable Region during the applicable quarter if sold separately. If [**] cannot be determined because values for such Licensed Product or such other products with which such Licensed Product is combined are not available separately in a particular Region, the Parties shall discuss and make good faith efforts to agree to the value for [**] based on an equitable method of determining the same that takes into account, in the Licensed Territory, variations in potency, the relative contribution of each therapeutically active ingredient, and relative value to the end user by all clinical measures of each therapeutically active ingredient. If the Parties cannot come to agreement, then, prior to any sale of a combination product including the Licensed Product, the values for [**] shall be determined in accordance with the dispute resolution process in Section 16.1 with final resolution by expert determination in accordance with Section 16.3.

1.50 “NMPA” shall mean the National Medical Products Administration of the People’s Republic of China (formerly the China Food and Drug Administration) and any successor agency(ies) or authority thereto having substantially the same function.

1.51 “Party” shall mean VBI or Brii Bio individually, and “Parties” shall mean VBI and Brii Bio collectively.

1.52 “Patent(s)” shall mean, with respect to any jurisdiction, (a) any and all issued patents and patent applications, including all provisional applications, continuations, continuations-in-part, divisions and renewals, and all patents granted thereon, (b) patents-of- addition, reissues, reexaminations and extensions or restorations by existing or future extension or restoration mechanisms, including patent term adjustments, patent term extensions, supplementary protection certificates or the equivalent thereof, and (c) other forms of government-issued rights substantially similar to any of the foregoing.

1.53 “Person” shall mean any individual, corporation, partnership, limited liability company, trust, Governmental Authority, or other legal entity of any nature whatsoever.

1.54 “Phase I Clinical Trial” shall mean a clinical study of a Licensed Product in humans the purpose of which is preliminary determination of pharmacokinetics, safety, and tolerability of a dosing regime and for which there may or may not be primary endpoints (as understood by the applicable Regulatory Authorities) in the protocol relating to efficacy.

1.55 “Phase II Clinical Trial” shall mean a clinical study of a Licensed Product in humans to assess the safety, dose ranging and efficacy or therapeutic benefit of such Licensed Product.

1.56 “Phase III Clinical Trial” shall mean a controlled clinical study, or a portion of a controlled study, in humans of the efficacy and safety of a Licensed Product, which study (in its entirety or portion, as applicable), is prospectively designed to demonstrate statistically whether such Licensed Product is effective and safe for use in a particular indication in a manner sufficient to file an application for Marketing Approval.

1.57 “Pre-clinical Studies” shall mean studies of a Licensed Product in animals for the purpose of assessing preliminary efficacy, toxicity, pharmacokinetic and safety information.

1.58 “PreHevbri” shall mean: (a) the three (3) antigen hepatitis vaccine that is known as PreHevbri® (UK/EU/EEA)/PreHevbrio® (U.S./CAN)/Sci-B-Vac® (Israel), or any other future branded names, and that expresses the Pre-S1, Pre-S2, and S antigens of Hepatitis B virus; and (b) any vaccine that is a back-up, follow-on, or improved version of the vaccine described in the foregoing subsection (a) which is for the prevention of Hepatitis B and is Controlled by VBI (or its Affiliates) either as of the Effective Date or during the Term.

1.59 “Receiving Party” shall have the meaning set forth in Section 11.1.

1.60 “Region” shall have the meaning set forth in Section 1.46.

1.61 “Regulatory Authority” shall mean any national, regional, state, or local regulatory agency, department, bureau, commission, council, or other Governmental Authority whose review and/or approval is necessary for the clinical research, development, manufacture, packaging, use, storage, import, export, distribution, promotion, marketing, offer for sale, selling, pricing or reimbursement (as applicable) of Licensed Products, including, for the avoidance of doubt, the NMPA and the FDA.

1.62 “Regulatory Documentation” shall mean, with respect to the Licensed Product: (a) all submissions to any Regulatory Authority, including INDs, BLAs, Drug Master Files, correspondence with regulatory agencies (registrations and licenses, regulatory drug lists, advertising and promotion documents), period safety update reports, adverse event files, complaint files and manufacturing records and, if applicable, any updates or supplements to any of the foregoing; (b) any minutes or contact logs with respect to any telephone conferences conducted with any Regulatory Authority relating to the subject matter described in clause (a) of this sentence; and (c) all data including the subject matter described in clause (a), with respect to the testing, development, manufacture, or approval of the Licensed Product.

1.63 “Relevant Factors” shall mean all relevant factors that may affect the development, Marketing Approval or commercialization of a Licensed Product, including (as applicable): actual and potential issues of safety, efficacy or stability; product profile (including product modality, category and mechanism of action); stage of development or life cycle status; actual and projected development, Marketing Approval, manufacturing, and commercialization costs; any issues regarding the ability to manufacture or have manufactured the Licensed Product; the likelihood of obtaining Marketing Approvals (including satisfactory price approvals); the timing of such approvals; the current guidance and requirements for Marketing Approval for a Licensed Product and similar products and the current and projected regulatory status; labeling or anticipated labeling; the then-current competitive environment and the likely competitive environment at the time of projected entry into the market; past performance of the Licensed Product or similar products; present and future market potential; existing or projected pricing, sales, reimbursement and profitability; pricing or reimbursement changes in relevant countries; proprietary position, strength and duration of Patent protection and anticipated exclusivity; internal priorities for the Licensed Products compared to other products of such Party (excluding scenarios where there is a termination of activities related to the Licensed Product); and other relevant scientific, technical, operational and commercial factors.

1.64 “Royalty Report” shall have the meaning set forth in Section 9.7.

1.65 “Royalty Term” shall have the meaning set forth in Section 9.4

1.66 “Scigen Agreement” shall mean that certain Assignment Agreement between FDS Pharma LLP and Scigen Ltd dated February 4, 2012.

1.67 “Senior Executives” shall have the meaning set for in Section 16.1.

1.68 “SEC” shall mean the US Securities Exchange Commission.

1.69 “Secondary Manufacturer” shall have the meaning set forth in Section 7.3.

1.70 “Sublicense Consideration” shall mean any [**], [**], [**] and [**] that are received by Brii Bio during the Term from a Third Party Sublicensee in each Region of the Licensed Territory in connection with the grant or exercise of a sublicense pursuant to Section 3.3 herein, under the VBI Technology, in such Regions of the Licensed Territory. Notwithstanding anything to the contrary, Sublicense Consideration excludes any: (a) royalties, or profit share, paid to Brii Bio that in each case are based on the sale of any Licensed Product or consideration paid to Brii Bio for its purchase of Licensed Product (e.g., transfer pricing); (b) sale of equity securities of Brii Bio to the applicable Sublicensee; (c) payments for an acquisition of Brii Bio by the Sublicensee; (d) payments made by such Sublicensee to reimburse Brii Bio for costs actually incurred in research, development, manufacturing or commercialization of any Licensed Product; (e) reimbursement of costs and expenses incurred in prosecution, maintenance and enforcement of VBI Technology; or (f) amounts received by Brii Bio from such Sublicensee in consideration for a license to intellectual property rights (including Patents or Know-How) that are not the VBI Technology.

1.71 “Sublicensee” shall mean a Third Party or an Affiliate of Brii Bio, to whom Brii Bio or an Affiliate of Brii Bio has granted a sublicense under the VBI Technology to, offer for sale and sell Licensed Product in the Field in any country in the Licensed Territory. For clarity, the term “Sublicensee” shall not include any wholesalers that are not granted any sublicense under the VBI Technology to offer for sale and sell Licensed Product in the Field in the Licensed Territory.

1.72 “Term” shall have the meaning set forth in Section 15.1.

1.73 “Third Party” shall mean any Person other than VBI, Brii Bio and their respective Affiliates.

1.74 “Third Party Claims” shall have the meaning set forth in Section 14.1.

1.75 “Third Party Royalties” shall mean royalties payable by VBI under the [**] and the [**].

1.76 “United States” or “U.S.” shall mean the United States of America, along with its territories and possessions.

1.77 “VBI” shall have the meaning set forth in the Preamble.

1.78 “VBI-2601 Agreement” shall mean the Amended and Restated Collaboration and License Agreement between VBI and Brii Bio entered into as of the Effective Date.

1.79 “VBI Know-How” shall mean all Know-How that is owned or Controlled by VBI (or its Affiliates) as of the Effective Date or during the Term and that is necessary or useful to research, develop, make, have made, distribute, use, sell, offer for sale, have sold, import, export and otherwise commercialize the Licensed Products. For the avoidance of doubt, the “VBI Know-How” shall not include Joint Know-How.

1.80 “VBI Patents” shall mean all Patents that are owned or Controlled by VBI (or its Affiliates) as of the Effective Date or during the Term and that: (a) claim the composition of, matter of, or the method of making or using Licensed Products, or (b) are otherwise necessary or useful to research, develop, make, have made, distribute, use, sell, offer for sale, have sold, import, export or otherwise commercialize the Licensed Products. For the avoidance of doubt, the “VBI Patents” shall not include Joint Patents. The VBI Patents existing as of the Effective Date are set forth on Schedule A hereto; provided that, any Patent not included on Schedule A that otherwise meets the definition of a VBI Patent shall still be considered a VBI Patent notwithstanding its omission from Schedule A.

1.81 “VBI Technology” shall mean all VBI Know-How, VBI Patents, and VBI’s interest in Joint Patents and Joint Inventions.

1.82 “VBI Territory” shall mean all countries outside of the Licensed Territory.

Article 2
DESCRIPTION OF THE COLLABORATION

2.1 VBI wishes to outlicense the development and commercialization of Licensed Product in the Licensed Territory to Brii Bio.

Article 3
GRANT OF LICENSES

3.1 VBI License to Brii Bio. Subject to the terms and conditions of this Agreement, VBI hereby grants to Brii Bio an exclusive royalty-bearing license, with the right to grant sublicenses through multiple tiers in accordance with Section 3.3, under the VBI Technology, for Brii Bio, its Affiliates and Sublicensees to:

(a) carry out its obligations pursuant to the Global Development Plan (as applicable);

(b) perform, or have performed, studies (including Pre-Clinical Studies or Clinical Trials) and regulatory and other activities as may be required to obtain and maintain Marketing Approval of Licensed Product in the Licensed Territory; and

(c) research, develop, make, have made, distribute, use, sell, offer for sale, have sold, import, export or otherwise commercialize Licensed Product in the Field in the Licensed Territory; provided, however, that Brii Bio shall not practice its right to make Licensed Product unless there is a breach by VBI of the Supply Agreement.

3.2 Brii Bio License to VBI. Subject to the terms and conditions of this Agreement, Brii Bio hereby grants to VBI an exclusive, royalty-free license, with the right to sublicense in accordance with Section 3.3, under: (a) the Brii Bio Technology, solely to the extent that such Brii Bio Technology covers or claims the Licensed Product, or the manufacture or use thereof, and (b) Brii Bio’s interest in the Joint Technology; in each case, (x) solely to perform, or have performed, activities pursuant to the Global Development Plan (as applicable) anywhere in the world for the purpose of the exploitation of Licensed Products in the Field in the Licensed Territory by Brii Bio; and (y) research, development, make, have made, distribute, use, sell, offer for sale, have sold, import, export, or otherwise commercialize Licensed Product in the Field in the VBI Territory, provided further that VBI’s right to manufacture, have manufactured, and export Licensed Product will not in any way be limited geographically may expressly occur within the Licensed Territory or the VBI Territory.

3.3 Sublicenses. Brii Bio shall have the right to sublicense any or all rights granted to it under Section 3.1 in any Region in the Licensed Territory to any of its Affiliates or Third Parties through multiple tiers. VBI shall have the right to sublicense any or all rights granted to it under Section 3.2 to any of its Affiliates or Third Parties.

3.4 Rights Reserved. Except for the rights and licenses expressly granted in this Agreement, VBI retains all rights under its intellectual property, including the VBI Technology, and Brii Bio retains all rights under its intellectual property.

3.5 Provisions for Insolvency.

(a) Section 365(n) of the Bankruptcy Code. The license granted pursuant to Section 3.1 is, for all purposes of Section 365(n) of Title 11 of the United States Code, as amended (“Bankruptcy Code”), a license of rights to “intellectual property” as defined in the Bankruptcy Code. The Parties agree that Brii Bio, as licensee of such licenses under this Agreement, shall retain and may fully exercise all of its rights and elections under the Bankruptcy Code with respect to such licenses. Without limiting the generality of the foregoing, VBI and Brii Bio intend and agree that any sale of VBI’s assets under Section 363 of the Bankruptcy Code shall be subject to Brii Bio’s rights under Section 365(n) of the Bankruptcy Code, that Brii Bio cannot be compelled to accept a money satisfaction of its interests in the intellectual property licensed pursuant to this Agreement, and that any such sale therefore may not be made to a purchaser “free and clear” of Brii Bio’s rights under this Agreement and Section 365(n) of the Bankruptcy Code without the express, contemporaneous consent of Brii Bio.

(b) Transfers and Non-Interference Rights Permitted under Section 365(n). Subject to Section 3.5(b)(iii), if a case under the Bankruptcy Code is commenced by or against VBI, this Agreement is rejected as provided in the Bankruptcy Code, and Brii Bio elects to retain its rights hereunder as provided in Section 365(n) of the Bankruptcy Code, VBI (in any capacity, including debtor-in-possession) and its successors and assigns (including a trustee) shall:

(i) provide to Brii Bio all such intellectual property licensed hereunder (including all embodiments thereof) held by VBI and such successors and assigns, or otherwise available to them, upon the Brii Bio’s written request. Whenever VBI or any of its successors or assigns provides to Brii Bio any of the intellectual property licensed hereunder (or any embodiment thereof) pursuant to this Section 3.5, Brii Bio shall have the right to perform VBI’s obligations hereunder with respect to such intellectual property, but neither such provision nor such performance by Brii Bio shall release VBI from liability resulting from rejection of the license or the failure to perform such obligations; and

(ii) not interfere with Brii Bio’s rights under this Agreement, or any agreement supplemental hereto, to such intellectual property (including such embodiments), including any right to obtain such intellectual property (or such embodiments) from another entity to the extent provided in Section 365(n) of the Bankruptcy Code.

(iii) Notwithstanding anything to the contrary elsewhere in this Agreement, VBI’s obligations under Section 3.5(b)(i), 3.5(b)(ii), and 3.5(b)(iv) shall be limited as necessary to ensure compliance with VBI’s obligations under the Ferring License; provided, however that, within one (1) year of the Effective Date, VBI shall use Commercially Reasonable Efforts to obtain all applicable consents that are required under the Ferring License to permit the transfer to such Brii Bio under Section 3.5(b)(i) and (ii).

(iv) As used in Section 3.5(b)(i) and (ii), “embodiments” of intellectual property within the meaning of Section 365(n) include laboratory notebooks, cell lines, vectors, reagents, assays, product samples and inventory, research studies and data, Regulatory Documentation and Marketing Approvals.

(c) Cumulative Remedies. All rights, powers, and remedies of Brii Bio provided herein are in addition to and not in substitution for any and all other rights, powers, and remedies now or hereafter existing at law or in equity (including the Bankruptcy Code) if a case under the Bankruptcy Code commences with respect to VBI.

3.6 Transfer of Regulatory Documentation.

(a) As soon as practical after the Effective Date, VBI shall (at no additional cost to Brii Bio) commence disclosing and making available to Brii Bio the Regulatory Documentation for the Licensed Product and the relevant VBI Know-How and additional materials that are reasonably required and available in connection with Brii Bio’s development, and commercialization, of Licensed Products (the “Initial Transfer”). VBI shall complete such Initial Transfer no later than thirty (30) days after the Effective Date.

(b) Beginning on the first anniversary of the completion of the Initial Transfer, and on each anniversary thereafter during the Term, VBI shall: (i) at least on an annual basis, provide Brii Bio with a description of any new Regulatory Documentation and new VBI Know-How, including any significant manufacturing process changes, developed since the last such summary that is necessary or reasonably useful for Brii Bio’s development, manufacture, and commercialization of Licensed Products during the Term, in the event that Brii Bio has elected to effect a Technology Transfer under 7.3; (ii) transfer any such Regulatory Documentation or Know-How to Brii Bio upon request; and (iii) provide Brii Bio with reasonable access to technical assistance regarding the Regulatory Documentation, at Brii Bio’s reasonable expense.

Article 4
GOVERNANCE

4.1 Joint Steering Committee.

(a) Establishment. Within thirty (30) days following the execution of this Agreement, VBI and Brii Bio shall establish a joint committee (“Joint Steering Committee” or “JSC”) to discuss and review the activities of the Parties under this Agreement with regard to the Clinical Trials in the Licensed Territory or any Global Clinical Trials.

(b) Duties. The JSC shall:

(i) promote and facilitate ongoing communication and exchange of information between the Parties regarding conduct of Clinical Trials in the Licensed Territory or the VBI Territory, or any Global Clinical Trials (as applicable);

(ii) prepare and review the initial, and subsequent revisions of, any Global Development Plan, including the budget;

(iii) review and discuss the results obtained during conduct of Clinical Trials in the Licensed Territory or the VBI Territory, or any Global Clinical Trials (as applicable);

(iv) discuss disputes that may arise between the Parties in the course of carrying out the terms of any Global Development Plan with a view of facilitating a mutually satisfactory resolution; and

(v) perform such other duties as are specifically assigned by the Parties to the Joint Steering Committee pursuant to this Agreement.

(c) Membership. The JSC shall be composed of six (6) members, three (3) of whom shall be nominated by VBI and three (3) of whom shall be nominated by Brii Bio. The JSC shall have two Chairpersons, one appointed by each Party to serve for a period of twelve (12) months. The meetings of the JSC shall be led, alternately by one Chairperson. Any member of the JSC may designate a substitute to attend and perform the functions of that member at any meeting of the JSC. Each Party may, with the consent of the other Party, such consent not to be unreasonably withheld or delayed, invite non-member, non-voting representatives of such Party to attend meetings of the JSC, provided that such attendees are subject to non-disclosure agreements and obligations of confidentiality at least as restrictive as those set forth in Article 11. The Alliance Manager of each Party will attend each meeting of the JSC as a non-voting participant.

(d) Meetings. All JSC meetings shall be held as often as the members may determine, but in any event JSC meetings shall occur not less than four (4) times per calendar year. Such meetings may be held in person, or by any means of telecommunications or video conference, as the members deem necessary or appropriate. A quorum for JSC meetings shall be four (4) members, with at least two (2) members from each Party.

(e) Decision-making of JSC. The JSC may make decisions with respect to any subject matter that is within the purview of the JSC’s duties. Except as expressly provided in this Agreement, all decisions of the JSC shall be made by unanimous vote or written consent, with VBI and Brii Bio each having, respectively, one (1) vote in all decisions. The JSC shall use reasonable efforts to resolve any disputes concerning the matters within its duties. If, with respect to a matter that is subject to the JSC’s duties the JSC cannot reach consensus, then the Chairperson of the JSC shall escalate the dispute for resolution to on behalf of VBI, the Chief Executive Officer of VBI and to, on behalf of Brii Bio, the Chief Executive Officer of Brii Bio (collectively, the “Senior Executives”). The Senior Executives shall use good faith efforts to resolve the matter referred to them within fifteen (15) days of such referral (which shall become the decision of the JSC). If the Senior Executives fail to resolve such matter within fifteen (15) Business Days after the date on which the matter is referred to such Senior Executives (unless a longer period is agreed to by the Parties), then:

(i) Brii Bio shall have final decision-making authority with respect to matters in dispute relating solely to the development, Marketing Approval, and commercialization of Licensed Products in the Licensed Territory, but excluding decisions that would reasonably be expected to have a material adverse impact on the development, Marketing Approval, and commercialization of Licensed Products in the VBI Territory;

(ii) VBI shall have final decision-making authority with respect to the development, Marketing Approval, and commercialization of Licensed Products in the VBI Territory, but excluding decisions that would reasonably be expected to have a material adverse impact on the development, Marketing Approval, and commercialization of Licensed Products in the Licensed Territory; and

(iii) with respect to all other matters in dispute, such matters shall be settled by expert determination pursuant to Section 16.3.

4.2 Alliance Manager. If the Parties establish the JSC, then each of the Parties will also appoint a single individual to manage development and regulatory obligations between the Parties (each, an “Alliance Manager”). The role of the Alliance Manager will be to act as a single point of contact between the Parties to ensure a successful relationship under this Agreement. The Alliance Managers will attend all JSC meetings as non-voting participants; provided that, an Alliance Manager may bring any matter to the attention of the JSC if such Alliance Manager reasonably believes that such matter warrants such attention. Each Party will designate its initial Alliance Manager promptly after the Effective Date and each Party may change its designated Alliance Manager at any time upon written notice to the other Party. Any Alliance Manager may designate a substitute to temporarily perform the functions of that Alliance Manager by written notice to the other Party. Each Alliance Manager will also: (a) be the point of first referral in all matters of conflict resolution; (b) provide a single point of communication for seeking consensus between the Parties regarding key strategy and plan issues; (c) identify and bring disputes to the attention of the JSC in a timely manner; and (d) take responsibility for ensuring that governance activities, such as the conduct of required JSC meetings and production of meeting minutes, occur as set forth in this Agreement, and that the relevant action items resulting from such meetings are appropriately carried out or otherwise addressed.

4.3 Minutes. Minutes for each of the Joint Steering Committee meetings shall be prepared by a VBI member or a Brii Bio member of the JSC alternately. The draft minutes shall be sent to all members of the JSC for comment promptly after each such meeting (but in no event more than fifteen (15) days after each such meeting). All actions noted in the minutes shall be reviewed and approved at subsequent meetings of the JSC; provided that if the Parties cannot agree as to the content of the minutes by the time the JSC next meets, such minutes shall be finalized to reflect any areas of disagreement.

4.4 Expenses. Each Party shall bear its own costs, including expenses incurred by the members nominated by it in connection with their activities as members of the JSC or as Chairperson.

4.5 Subcommittees. From time to time, the JSC may establish subcommittees to oversee particular projects or activities within the scope of authority of the JSC, as it deems necessary or advisable. Each subcommittee shall consist of such number of representatives of each Party as the JSC determines is appropriate from time to time and shall meet with such frequency as the JSC shall determine. All decisions of each subcommittee shall be made by unanimous vote or written consent, with VBI and Brii Bio each having, collectively, one vote in all decisions. If, with respect to a matter that is subject to a subcommittee’s decision-making authority, the subcommittee cannot reach unanimity, the matter shall be referred to the JSC, which shall resolve such matter in accordance with Section 4.1(e).

4.6 Scope of Governance; Limitation of Authority. Notwithstanding the creation of the JSC or any subcommittee, each Party shall retain the rights, powers and discretion granted to it hereunder, and neither the JSC nor any subcommittee shall be delegated or vested with rights, powers, or discretion unless such delegation or vesting is expressly provided herein, or the Parties expressly so agree in writing. Neither the JSC nor any subcommittee shall have the power to: (a) amend or modify this Agreement, or (b) waive either Party’s obligation to comply with the terms and conditions of this Agreement, and no decision of the JSC or any subcommittee shall be in contravention of any terms and conditions of this Agreement. It is understood and agreed that issues to be decided by the JSC or any subcommittee, as applicable, are only those specific issues within the JSC’s duties.

4.7 Dissolution. The JSC shall dissolve and cease to exist upon the completion of Clinical Trials and regulatory activity in the Licensed Territory.

Article 5
DEVELOPMENT ACTIVITIES

5.1 Development Reports. Brii Bio shall provide annual high-level development reports to VBI describing ongoing and planned pre-clinical and clinical development activities in the Licensed Territory, including post-marketing and Phase IV studies, to the extent not shared in the JSC.

5.2 Remedial Actions. Each Party shall promptly notify the other Party in writing if it obtains information indicating that any Licensed Products may be subject to any recall, corrective action, or other regulatory action by any Regulatory Authority (a “Remedial Action”). The Parties shall reasonably assist each other in gathering and evaluating such information as is necessary to determine the necessity of conducting a Remedial Action. Brii Bio shall have the sole discretion with respect to any matters relating to any Remedial Action in the Licensed Territory, including the decision to commence such Remedial Action and the control over such Remedial Action. The cost and expenses of any Remedial Action in the Licensed Territory shall be borne solely by Brii Bio, except to the extent any such Remedial Action is caused by the negligence, gross negligence, willful misconduct, or breach of this Agreement by VBI or its Affiliates. Brii Bio shall, and shall ensure that its Affiliates and sublicensees will, maintain adequate records to permit the Parties to trace the distribution, sale, and use of Licensed Products in the Licensed Territory.

5.3 Global Development. If either Party desires to conduct a Global Clinical Trial, then: (a) such Party shall so notify the other Party in writing; and (b) the Parties shall promptly meet to discuss in good faith the terms and conditions of a Global Clinical Trial over a period of thirty (30) days. In the event that the Parties both elect to proceed with such Global Clinical Trial, then the JSC will govern the conduct of Global Clinical Trials with the objective of obtaining clinical trial data to support applications for Marketing Approval in the Field for the Licensed Product in both the Licensed Territory and countries within the VBI Territory. If the Parties so decide to enter into such Global Clinical Trial, then the Parties shall mutually agree upon a Global Development Plan through the JSC, except that each Party shall bear its costs for the conduct of such Global Clinical Trial. Notwithstanding the foregoing: (x) the Parties may elect not to jointly conduct a Global Clinical Trial, in which event, neither Party shall thereafter have a right to conduct a Clinical Trial in the other Party’s respective territory; and (y) each Party may conduct Clinical Trials of the Licensed Product in its respective territory without needing to obtain any consent from the other Party, subject to Section 4.1(e).

Article 6
REGULATORY ACTIVITIES

6.1 Marketing Approval.

(a) Regulatory Plan. Brii Bio shall develop, in its sole discretion, a regulatory plan for each Licensed Product that describes the regulatory actions to be taken by Brii Bio to obtain Marketing Approval in the Field in the Licensed Territory with respect to such Licensed Product. The regulatory plan, and all future updates and revisions to the regulatory plan, will be presented and discussed at the JSC, and Brii Bio shall consider any comments in good faith.

(b) Diligence. Brii Bio shall use Commercially Reasonable Efforts to obtain and maintain Marketing Approval for the Licensed Product in at least one (1) Region in the Licensed Territory.

(c) Regulatory Submissions. Brii Bio, or its designated Affiliate, shall have the sole right to prepare, submit and own all Regulatory Documentation in the Licensed Territory, including applications for Marketing Approval in the Licensed Territory. For the avoidance of doubt, as soon as practicable in accordance with Applicable Law, VBI shall transfer any existing Marketing Approval(s) for Licensed Product in countries covered by the Licensed Territory, currently in VBI’s name, to Brii Bio. For the avoidance of doubt, Brii Bio shall have no rights to any Marketing Approvals for Licensed Product outside of the Licensed Territory, except to the extent under Section 6.4.

(d) Communications with Regulatory Authorities. Brii Bio shall have sole responsibility and authority to communicate with Regulatory Authorities in the Licensed Territory regarding the Clinical Trials and the Marketing Approvals for Licensed Product. VBI shall have sole responsibility and authority to communicate with Regulatory Authorities in the VBI Territory regarding the Clinical Trials and Marketing Approvals for Licensed Product.

(e) VBI Assistance. VBI shall, and shall cause its Affiliates to, provide all reasonable assistance, facilitation and support including providing all documents and data reasonably requested by Brii Bio in a timely manner and at Brii Bio’s cost to obtain and maintain Marketing Approvals for Licensed Product in the Licensed Territory and the applicable product importation licenses. Such documents shall include copies of any clinical study reports or clinical data regarding the Licensed Products in its possession and by providing comments on Regulatory Documentation to be filed by Brii Bio at Brii Bio’s request. For the avoidance of doubt, VBI shall not be obligated as a result of this Section 6.1(e) to develop or prepare additional information or materials beyond those that it has otherwise developed or prepared for its own purposes.

6.2 Exchange of Information. Brii Bio shall promptly provide to VBI copies of any communications received from, or sent to, any Regulatory Authority in the Licensed Territory, as applicable, with respect to the Clinical Trials, the Marketing Approval, or commercialization of Licensed Product in the Licensed Territory.

6.3 Coordination of Regulatory Activities. Brii Bio shall permit VBI to review and comment, in a timely manner, on Regulatory Documentation for submission in the Licensed Territory, as applicable, and the Parties shall use Commercially Reasonable Efforts to ensure that such Regulatory Documentation are consistent as between the Licensed Territory and VBI Territory.

6.4 Rights of Reference. Each Party shall have the right to cross reference, file or incorporate by reference any regulatory submission (or Regulatory Documentation) for any Licensed Product, or any component thereof (including all approvals), in order to support regulatory submissions that such Party may make for Licensed Product in its respective territory. If Brii Bio conducts a Clinical Trial in the Licensed Territory, VBI shall have the right to reference any data obtained by Brii Bio pursuant to such Clinical Trial. Brii Bio shall have the right to reference any data developed or obtained by VBI for Licensed Product outside of the Licensed Territory. For the avoidance of doubt, no Party shall be obligated as a result of this Section 6.4 to develop or prepare additional information or materials beyond those that it has otherwise developed or prepared for its own purposes.

6.5 Pharmacovigilance. As per Applicable Law, the holder of the Marketing Approvals are responsible for compliance with applicable laws and regulatory requirements regarding Licensed Product in the Licensed Territory. As such, Brii Bio shall, at its own expense, adopt and maintain a service responsible to handle pharmacovigilance (and medical information as discussed in Section 6.6) in the Licensed Territory concerning Licensed Product. Additionally, VBI shall be responsible, at its own expenses, for the creation and maintenance of the global safety database for Licensed Product. VBI shall be the sole owner of this global safety database. Within six (6) months after the Effective Date, the Parties shall enter into a pharmacovigilance and medical information agreement on terms no less stringent than those required by ICH guidelines, including: (a) providing detailed procedures regarding the maintenance of core safety information and the exchange of safety data relating to Licensed Product within appropriate timeframes and in an appropriate format to enable each Party to meet both expedited and periodic regulatory reporting requirements; and (b) ensuring compliance with the reporting requirements of all applicable Regulatory Authorities for the reporting of safety data in accordance with standards stipulated in the ICH guidelines, and all applicable regulatory and legal requirements regarding the management of safety data (“Pharmacovigilance Agreement”).

6.6 Medical Information. Brii Bio shall provide medical information services for the Licensed Product in the Licensed Territories pursuant to the Pharmacovigilance and Medical Information Agreement, including directing to Brii Bio’s address for medical information purposes any medical queries that concern Licensed Product from the Licensed Territory that are received by VBI.

6.7 Funding Obligation. Brii Bio shall bear one hundred percent (100%) of all costs and expenses relating to requesting and maintaining Marketing Approval for the Licensed Product in the Licensed Territory.

Article 7
SUPPLY OBLIGATIONS

7.1 Clinical Supply Obligations. VBI shall supply quantities of Licensed Product for use by Brii Bio in the conduct of Clinical Trials in the Licensed Territory, either itself or through a Secondary Manufacturer, subject to Section 7.3, and in accordance with the terms and conditions set forth in a separate supply agreement, which will be entered into as of the Effective Date (“Supply Agreement”). For the avoidance of doubt, VBI shall not be obligated to supply pursuant to this Section 7.1 until the Parties executed and enter into such separate Supply Agreement.

7.2 Commercial Supply. VBI shall supply quantities of Licensed Product for use by Brii Bio in the commercialization of Licensed Product in the Licensed Territory, either itself or through a Secondary Manufacturer, and in accordance with the terms and conditions set forth in the Supply Agreement, which will be entered into as of the Effective Date. For the avoidance of doubt, VBI shall not be obligated to supply pursuant to this Section 7.2 until the Parties executed and enter into such separate Supply Agreement.

7.3 Technology Transfer.

(a) Subject to Section 7.3(d), at any time during the Term, Brii Bio may elect to have VBI transfer manufacturing responsibility for clinical supply and commercial supply of Licensed Product in the Licensed Territory to Brii Bio or a Third Party manufacturer (to the extent permitted by Applicable Law) (the “Secondary Manufacturer”) by so notifying VBI in writing. Once Brii Bio has elected to have VBI initiate such transfer, then VBI will use Commercially Reasonable Efforts to effect a transfer of the Manufacturing Technology, and to fully enable such Secondary Manufacturer to manufacture Licensed Products for clinical or commercial use in the Licensed Territory, in accordance with the requirements set forth in this Section 7.3.

(b) VBI shall promptly, but in any event within forty-five (45) days of VBI’s receipt of such notice, commence a transfer of the Manufacturing Technology for the Licensed Product to the Secondary Manufacturer, including the transfer of any necessary samples or reference standards.

(c) Within ninety (90) days of VBI’s receipt of such notice, VBI shall commence meeting with such Secondary Manufacturer, providing training, technical support, and continued delivery of any Manufacturing Technology. Thereafter, VBI shall provide such services as necessary to complete the transfer of the Manufacturing Technology, including delivery of any materials or embodiments of Manufacturing Technology, participating in ongoing discussions, and providing in-person support and training. VBI’s contribution to the costs relating to the transfer of Manufacturing Technology shall be limited to the reasonable provision of the services of VBI staff members, for a maximum of two (2) years from the initiation of the transfer. Any additional obligations or costs required to effect such transfer of Manufacturing Technology to the Secondary Manufacturer shall be borne by Brii Bio. For the avoidance of doubt, nothing in this Section 7.3(c) shall require VBI to develop any new Manufacturing Technology applicable to the Licensed Product for use by the Secondary Manufacturer, provided that, on a calendar year basis, VBI shall provide to the Secondary Manufacturer any updates or improvements to the Manufacturing Technology relating to the Licensed Product that have been developed by VBI in the prior calendar year. Brii Bio acknowledges that, as between the Parties, all right, title and interest to such Manufacturing Technology belongs to VBI and that, subject to Section 7.3(d), the Secondary Manufacturer will be permitted to use such Manufacturing Technology solely for the purpose of manufacturing the Licensed Product for the clinical or commercial supply to Brii Bio under this Agreement.

(d) Notwithstanding anything to the contrary elsewhere in this Agreement, VBI’s obligations under this Section 7.3 shall be limited as necessary to ensure compliance with VBI’s obligations under the Ferring License; provided, however that, within thirty (30) days of receiving Brii Bio’s election to transfer manufacturing responsibility for clinical supply or commercial supply of Licensed Product in the License Territory to any Secondary Manufacturer, VBI shall use Commercially Reasonable Efforts to obtain all applicable consents that are required under the Ferring License to permit the technology transfer to such Secondary Manufacturer.

Article 8
COMMERCIALIZATION AND PROMOTION

8.1 Commercialization of Product.

(a) Brii Bio Responsibilities. Brii Bio shall have the exclusive right and responsibility for commercializing Licensed Products in the Field in the Licensed Territory in accordance with the terms and conditions of this Agreement. Commercialization of Licensed Products shall include, but not be limited to:

(i) establishing the commercialization and marketing strategy and tactics;

(ii) establishing pricing and reimbursement policies;

(iii) receiving, accepting, and filling orders;

(iv) bidding and listing;

(v) labeling;

(vi) advertising and detailing;

(vii) storage and distribution to customers;

(viii) controlling invoicing, processing orders, and collecting accounts receivable for sales; and

(ix) recording sales in its books of account for sales.

(b) Commercialization Plan; Commercialization Reports. Within a reasonable time prior to anticipated launch of a Licensed Product, Brii Bio shall prepare a non-binding high-level summary setting forth the material commercialization activities, including projected revenue targets, preliminary pricing, and unit forecast estimates proposed for such Licensed Product in the Field in the Licensed Territory. For each calendar year following the First Commercial Sale of such Licensed Product, Brii Bio shall, within forty-five (45) days after the end of such calendar year, provide to VBI a high-level report summarizing the commercialization activities performed by or on behalf of Brii Bio in such calendar year to enable VBI to assess Brii Bio’s compliance with this Section 8.1, including the commercialization obligation set forth in Section 8.1(c).

(c) No Commercial Diligence. Brii Bio may commercialize Licensed Product in the Field in the Licensed Territory in Brii Bio’s sole discretion (including whether or not to sublicense the Licensed Product in any Region in the Licensed Territory).

(d) VBI Rights. Nothing in this Agreement shall limit VBI’s exclusive rights to commercialize the Licensed Product in the VBI Territory.

8.2 Territory Compliance. Except as the Parties may otherwise agree in writing, VBI and its Affiliates: (a) shall not, directly or indirectly, commercialize Licensed Product in the Licensed Territory, whether inside or outside of the Field; and (b) shall promptly cease selling or distributing Licensed Product to any Third Party, or otherwise assisting any Third Party, who is commercializing or attempting to commercialize or distribute Licensed Product for any use in the Licensed Territory. Except as the Parties may otherwise agree in writing, Brii Bio and its Affiliates, Distributors and Sublicensees: (x) shall not, directly or indirectly, commercialize Licensed Product in the VBI Territory or outside the Field in the Licensed Territory; and (y) shall promptly cease selling or distributing Licensed Product to any Third Party, or otherwise assisting any Third Party, who is commercializing or attempting to commercialize or distribute Licensed Product in the VBI Territory or outside the Field in the Licensed Territory.

8.3 Compliance with Laws. Each Party agrees that it will comply in all material respects with all Applicable Laws, including Anti-Corruption Laws, and in accordance with appropriate or applicable standards of pharmaceutical product promotional practices, fair trade, fair competition, and business ethics in the commercialization of Licensed Products in such Party’s respective territory.

8.4 Competing Product. During the Term, VBI shall not conduct research or development activities directed towards, sell, or offer to sell, nor shall it authorize any Third Party to conduct research or development activities directed towards, or sell or offer to sell, any Competing Product for any use in any Region of the Licensed Territory.

Article 9
FINANCIAL TERMS

9.1 Up-Front Payment. In partial consideration of the rights granted by VBI to Brii Bio hereunder, and subject to the terms and conditions set forth in this Agreement, Brii Bio shall pay to VBI a one-time fee in the amount of two million Dollars ($2,000,000) (the “Up-Front Payment”) on or before ten (10) days after the Effective Date.

9.2 Regulatory Milestone.

(a) In partial consideration of the rights granted by VBI to Brii Bio hereunder and subject to the terms and conditions set forth in this Agreement, Brii Bio shall pay to VBI the regulatory milestone payment set forth below after the regulatory milestone has been achieved by Brii Bio or its Affiliates:

Regulatory Milestone	Milestone Payment
[**] in mainland China for a Licensed Product	[**]

The milestone payment in this Section 9.2 shall be payable only upon the first achievement of such milestone by Brii Bio or its Affiliates, and no amounts shall be due for subsequent or repeated achievements of such milestone by Brii Bio or its Affiliates, or if such milestone is achieved by a sublicensee of Brii Bio or its Affiliates, whether the same or a different Licensed Product.

(b) Brii Bio shall promptly, but in any event no later than ten (10) days following achievement of the regulatory milestone by Brii Bio or any of its Affiliates, inform VBI of such achievement. Thereafter, VBI shall promptly invoice Brii Bio for the payment set forth above with respect to such regulatory milestone, and Brii Bio shall pay such invoice within thirty (30) days of receipt.

9.3 Net Sales Milestones.

(a) In partial consideration of the rights granted by VBI to Brii Bio hereunder and subject to the terms and conditions set forth in this Agreement, Brii Bio shall pay to VBI the following sales milestones on Net Sales by Brii Bio or its Affiliates:

Annual Net Sales in the Greater China Region	Milestone Payment
[**]	[**]
[**]	[**]
[**]	[**]

Annual Net Sales in the Aggregate Licensed Territory excluding the Greater China Region	Milestone Payment
[**]	[**]
[**]	[**]
[**]	[**]

Each milestone payment in this Section 9.3 shall be payable only once upon the first achievement of such milestone and no amounts shall be due for subsequent or repeated achievements of such milestone.

(b) Brii Bio shall promptly, but in any event no later than ten (10) days following achievement of a sales milestone by Brii Bio or any of its Affiliates, inform VBI of such achievement. Thereafter, VBI shall promptly invoice Brii Bio for the payment set forth above with respect to such sales milestone, and Brii Bio shall pay such invoice within thirty (30) days of receipt.

9.4 Royalty Payments.

(a) In partial consideration of the rights granted by VBI to Brii Bio hereunder and subject to the terms and conditions set forth in this Agreement, Brii Bio shall pay to VBI a tiered royalty at the rate described below for the applicable amount of Net Sales of Licensed Product in the Licensed Territory:

Annual Net Sales in the Aggregate Licensed Territory	Royalty Rate
Less than [**]	[**]
Greater than or equal to [**]	[**]

The royalty shall be paid on aggregate Net Sales from all Regions, which are in an active Royalty Term, in the Licensed Territory. The “Royalty Term” in each Region is defined as the time from the date of the First Commercial Sale of such Licensed Product in such Region until the later of:

(i) ten (10) years from the date of First Commercial Sale of such Licensed Product in the applicable Region, or

(ii) termination or expiration of VBI’s obligation to pay Third Party Royalties with respect to sales of such Licensed Product in such Region.

9.5 Royalty Reduction. The amount of royalties payable by Brii Bio pursuant to Section 9.4 shall be reduced in the following circumstances:

(a) in the event that VBI negotiates a reduction in Third Party Royalties (e.g., through a reduced Third Party Royalty rate under the [**] or [**]) with respect to Licensed Products in the Field in the Licensed Territory, then the royalties payable by Brii Bio to VBI in Section 9.4 shall be reduced by fifty percent (50%) of the reduction in such Third Party Royalties provided to VBI; and

(b) in the event that royalties are payable by Brii Bio for a Licensed Product pursuant to Section 9.4(a)(ii), but not Section 9.4(a)(i), then the amount of royalties payable by Brii Bio for such Licensed Product shall be reduced to the amount payable by VBI under the [**] and [**], subject to any reduction in such amounts pursuant to Section 9.5(a) above.

9.6 Third Party Licenses.

(a) Royalty Re-Negotiation. VBI will use Commercially Reasonable Efforts during the Term to negotiate a reduction in the Third Party Royalties payable on Licensed Products. On the first anniversary of the Effective Date, and every six (6) months thereafter during the Term, VBI shall provide detailed written updates to Brii Bio with respect to the status of such re-negotiations.

(b) Stand-By Side Letter. VBI will use Commercially Reasonable Efforts to facilitate the negotiation of a stand-by side letter between [**] and Brii Bio by the twelve (12) month anniversary of the Effective Date, which stand-by side letter shall provide that, in the event of a termination of the [**] as a result of VBI’s material breach of such license or VBI’s bankruptcy or other insolvency event, [**] shall enter into a license agreement with Brii Bio for the Licensed Territory on substantially the same terms set forth in the [**].

9.7 Royalty Payments and Reports. Within forty-five (45) days after the end of each calendar quarter (or, for the last quarter in a calendar year, sixty (60) days after the end of such quarter) during the Royalty Term, Brii Bio shall make all royalty payments payable to VBI under this Agreement with respect to such quarter. Along with such payments, Brii Bio shall also provide a report containing reasonably detailed information regarding the calculation of royalties due pursuant to Article 9 including allowable deductions in the calculation of Net Sales of each Licensed Product on which royalties are paid (the “Royalty Report”).

9.8 Sublicense Consideration Payments. Brii Bio shall pay to VBI the applicable percentage of Sublicense Consideration (as set forth below and on a Region-by-Region basis) actually received by Brii Bio (minus any taxes owed by Brii Bio in connection with such Sublicense Consideration) during the Term based on the date when Brii Bio grants each sublicense in a Region in the Licensed Territory to the applicable Third Party Sublicensee. Notwithstanding anything to the contrary, if VBI receives a Sublicense Consideration payment under Section 9.8 that is based on a Net Sales milestone payment in a specific Region in the Licensed Territory, then Net Sales in such Region would be excluded from the Net Sales milestone achievement calculation in Section 9.3(a). VBI will not be entitled to both a Net Sales milestone payment under Section 9.3(a) and a Sublicense Consideration payment based on a Net Sales milestone under Section 9.8 for the same Region in the Licensed Territory.

(a) If the sublicense grant occurs in any Region in the Licensed Territory in the period beginning on [**] and before the first [**] in the [**] (excluding renewal of the [**] in [**] to the extent set forth in Section 13.2(l)) is obtained for the Licensed Product , then Brii Bio shall pay VBI [**] percent ([**]%)of all Sublicense Consideration from such Region actually received by Brii Bio (minus any taxes owed by Brii Bio in connection with such Sublicense Consideration) from such Third Party Sublicensee; and

(b) If the sublicense grant occurs in any Region in the Licensed Territory in the period after the first [**] is obtained for the Licensed Product in the [**] (excluding renewal of the [**] in [**] to the extent set forth in Section 13.2(l), then Brii Bio shall pay VBI [**] percent ([**]%) of all Sublicense Consideration from such Region actually received by Brii Bio (minus any taxes owed by Brii Bio in connection with such Sublicense Consideration) from such Third Party Sublicensee.

Brii Bio shall notify VBI in writing of the grant of such sublicense by Brii Bio promptly following the occurrence thereof, but in no event later than fifteen (15) days following the occurrence thereof, together with a written statement setting forth in reasonable detail the calculation of the Sublicense Consideration and sublicense payment due pursuant to this Section 9.8 (including all the deductions taken in such calculations). Brii Bio shall pay to VBI the applicable sublicense payment within thirty (30) days after Brii Bio’s receipt of the corresponding Sublicense Consideration.

9.9 No Projections or Guaranteed Revenue.

(a) Each Party acknowledges and agrees that: (i) nothing in this Agreement shall be construed as representing an estimate or projection of anticipated sales of any Licensed Product; and (ii) the milestone events and Net Sales set forth above or that have otherwise been discussed by the Parties are merely intended to define the milestone events and royalty obligations to VBI if such milestone events or Net Sales are achieved.

(b) VBI expressly acknowledges and agrees that it may not receive and, absent the achievement of a milestone event in Sections 9.2 or 9.3, the achievement of Net Sales of a Licensed Product, or the grant of a sublicense to a Third Party Sublicensee, will not be entitled to receive any further payments hereunder (including any milestone payments, royalties, or Sublicense Consideration) other than the consideration set forth in Section 9.1. The Parties expressly acknowledge and agree that the milestone payments, royalties, and Sublicense Consideration are contingent upon satisfaction of conditions provided for herein that may not be satisfied, and as a result, some or all of such payments may not become obligations of Brii Bio (or its assignees) and may therefore never be paid. VBI expressly acknowledges that: (i) the consideration set forth in Section 9.1; and (ii) the possibility of receiving milestone payments, royalties, and Sublicense Consideration in accordance with the terms set forth herein constitute sufficient consideration for entering into this Agreement and granting Brii Bio an exclusive license pursuant to Section 3.1. Neither Party has made any representation or warranty to the other that any such conditions will be satisfied. Accordingly, if such conditions to make any payment are not satisfied, no Party will have any recourse against the other Party hereunder solely as a result of such failure to pay unless there is an independent breach of this Agreement.

Article 10
PAYMENTS, BOOKS AND RECORDS

10.1 Payment Method. All payments to VBI under this Agreement shall be made by bank wire transfer in immediately available funds to an account in the name of VBI designated in writing by VBI. Payments hereunder shall be considered to be made as of the day on which they are received by VBI’s designated bank.

10.2 Payment Currency: Currency Conversion.

(a) United States Dollars. Unless otherwise expressly stated in this Agreement, all amounts specified to be payable under this Agreement are in Dollars and shall be paid in Dollars.

(b) Currency Conversion. For the purpose of computing the Net Sales for any Licensed Product sold in a currency other than Dollars, or Sublicense Consideration, such Net Sales or Sublicense Consideration shall be converted into Dollars each quarter using an exchange rate that is the arithmetic average of the daily exchange rates (obtained as described below) during such quarter. Each daily exchange rate shall be obtained from The Wall Street Journal, Eastern United States Edition, or, if not so available, as otherwise agreed by the Parties.

(c) Blocked Currency. Notwithstanding the provisions of Section 10.2, if by Applicable Law or fiscal policy of a Region, conversion into Dollars or transfer of funds of a convertible currency to the United States is restricted, forbidden or substantially delayed, then amounts accrued in such Region shall be paid to VBI in such Region in local currency by deposit in a local bank designated by VBI for a period no longer than one hundred and twenty (120) days, after which any payments due to VBI shall be paid in Dollars, unless the Parties otherwise agree.

10.3 Taxes.

(a) Cooperation and Coordination. The Parties acknowledge and agree that it is their mutual objective and intent to minimize, to the extent feasible, income and other taxes payable with respect to their collaborative efforts under this Agreement and that they shall use their reasonable efforts to cooperate and coordinate with each other to achieve such objective.

(b) Payment of Tax. A Party receiving a payment shall pay any and all taxes levied on such payment. If the taxing authorities of any relevant jurisdiction assert that amounts are required to be withheld from the payments due to a Party hereunder, or the tax laws in one (1) or more jurisdictions have changed so as to explicitly require such treatment, the Party made aware of such assertion or change in law shall inform the other Party within thirty (30) days and shall consult with the other Party regarding the consequences of such assertion or change. If Applicable Laws require that taxes be deducted and withheld from a payment, the remitting Party shall: (i) deduct those taxes from the payment; (ii) pay the taxes to the proper taxing authority; (iii) send evidence of the obligation together with proof of payment to the other Party within sixty (60) days following that payment; and (iv) shall provide such assistance as the other Party may reasonably require in obtaining any refund of such amounts to which the other Party may be entitled, to the extent that such assistance does not cause the remitting Party to incur any liability in respect of the taxes asserted to be due.

10.4 Records. Brii Bio shall keep, and cause its Affiliates, and Sublicensees, to keep complete true, and accurate, books of accounts and records for the purpose of determining, in a manner consistent with GAAP, the amounts payable to VBI pursuant to this Agreement. Such books and records shall be kept for such period of time required by law, but no less than at least three (3) years following the end of the calendar quarter to which they pertain. Such records shall be subject to inspection in accordance with Section 10.5.

10.5 Audits. Upon not less than sixty (60) days’ prior written notice, Brii Bio shall permit an independent, certified public accountant selected by VBI and reasonably acceptable to Brii Bio, which acceptance will not be unreasonably withheld or delayed (for the purposes of this Section 10.5, the “Auditor”), to audit or inspect those books or records of Brii Bio, its Affiliates, or Sublicensees that relate to Net Sales and Royalty Reports for the sole purpose of verifying the: (a) royalties payable hereunder in respect of Net Sales; (b) withholding taxes, if any, required by Applicable Law to be deducted as a payment by Brii Bio in respect of such Net Sales; and (c) exchange rates used in determining the amount of Dollars. Such Auditor shall be under reasonable written obligations of confidentiality to the audited party and shall disclose to VBI only the amount and accuracy of payments reported and actually paid or otherwise payable under this Agreement. Notwithstanding the foregoing, provided that Brii Bio obtains an audit right for itself with respect to a Sublicensee’s records that is consistent with the terms of this Section 10.5, as well as the right to share the results of such audit with VBI, Brii Bio shall not be required to obtain from such Sublicensee a direct audit right for VBI. The Auditor shall send a copy of the report to Brii Bio at the same time it is sent to VBI. Such inspections may be made no more than once each calendar year and during normal business hours. VBI shall be responsible for the cost of any such audit, provided that if the Auditor determines that Brii Bio has underpaid any amounts payable to VBI hereunder by ten percent (10%) or more, Brii Bio shall pay the costs and expenses of such audit.

10.6 Late Payments. In the event that any payment due under this Agreement is not made when due, the payment shall accrue interest from the date due at a rate per annum equal to three percent (3%) above the U.S. Prime Rate (as set forth in the Wall Street Journal, Eastern Edition) for the date on which payment was due, calculated daily on the basis of a three hundred and sixty-five (365)-day year, or similar reputable data source; provided that, in no event shall such rate exceed the maximum legal annual interest rate. The payment of such interest shall not limit the Party entitled to receive such payment from exercising any other rights it may have as a consequence of the lateness of any payment.

Article 11
CONFIDENTIALITY

11.1 Confidential Information. Except to the extent expressly authorized by this Agreement or otherwise agreed in writing by the Parties, the Parties agree that the receiving Party (the “Receiving Party”) shall keep confidential and shall not publish or otherwise disclose or use for any purpose other than as provided for in this Agreement any confidential or proprietary information and materials, patentable or otherwise, in any form (written, oral, photographic, electronic, magnetic, or otherwise) which is disclosed to it by the other Party (the “Disclosing Party”) including, but not limited to, all Know How, Inventions and any other technical, regulatory or business information of whatever nature (collectively, “Confidential Information”). For purposes of this Agreement, (a) all VBI Know-How shall be Confidential Information of VBI and (b) all Brii Bio Know-How shall be Confidential Information of Brii Bio.

11.2 Exceptions. Notwithstanding Section 11.1 above, the obligations of confidentiality and non-use shall not apply to Confidential Information that, in each case as demonstrated by competent evidence:

(a) was already known to the Receiving Party or any of its Affiliates, other than under an obligation of confidentiality, at the time of disclosure;

(b) was generally available to the public or was otherwise part of the public domain at the time of its disclosure to the Receiving Party;

(c) became generally available to the public or otherwise part of the public domain after its disclosure by the Disclosing Party and other than through any act or omission of the Receiving Party or any of its Affiliates in breach of this Agreement;

(d) was subsequently lawfully disclosed to the Receiving Party or any of its Affiliates by a Person other than the Disclosing Party, and who, to the best knowledge of the Receiving Party, did not directly or indirectly receive such information directly or indirectly from the Disclosing Party under an obligation of confidence; or

(e) was independently developed by the Receiving Party or its Affiliate without use of or reference to any information or materials disclosed by the Disclosing Party.

11.3 Permitted Disclosures. Notwithstanding the provisions of Section 11.1, each Party may disclose Confidential Information belonging to the other Party as expressly permitted by this Agreement or if and to the extent such disclosure is reasonably necessary in the following instances:

(a) filing or prosecuting Patents as permitted by this Agreement;

(b) prosecuting or defending litigation as permitted by this Agreement;

(c) submission to a Regulatory Authority in connection with a Marketing Approval of a Licensed Product;

(d) complying with applicable court orders, Applicable Law or governmental regulations including the requirements of any securities exchange;

(e) to those of its employees, Affiliates, contractors, or agents who have a need to know such Confidential Information in order to enable the Receiving Party to carry out its obligations pursuant to this Agreement provided that such persons are subject to obligations of confidentiality and non-use at least equivalent in scope to the obligations set forth in this Article 11; or

(f) to existing or potential acquirers or merger candidates; investment bankers; existing or potential investors, venture capital firms or other financial institutions or investors for purposes of obtaining financing, each of whom prior to disclosure must be bound by obligations of confidentiality and non-use at least equivalent in scope to those set forth in this Article 11; and advisors; provided, however, that neither Party shall make such disclosure to a competitor of the other Party, without obtaining the Disclosing Party’s prior consent in writing; and provided further, that each Party will remain responsible for any failure by any of the foregoing individuals to treat such Confidential Information as required under Section 11.1 as if such individuals were parties directly bound to the requirements of this Article 11.

Notwithstanding the foregoing, in the event a Party is required to make a disclosure of the other Party’s Confidential Information, it shall, except where impracticable, give reasonable advance notice to the other Party of such disclosure and use efforts to secure confidential treatment of such information at least as diligent as such Party would use to protect its own confidential information, but in no event less than reasonable efforts; provided, that any Confidential Information so disclosed shall still be subject to the restrictions on use set forth in this Article 11. In any event, the Parties agree to take all reasonable action to avoid disclosure of Confidential Information hereunder.

11.4 Confidentiality of this Agreement and its Terms. Except as otherwise provided in this Article 11, each Party agrees not to disclose to any Third Party the existence of this Agreement or the terms of this Agreement without the prior written consent of the other Party hereto, which Agreement and terms shall be deemed the Confidential Information of both Parties.

11.5 Public Announcements and Filings. As soon as practicable following the Effective Date hereof, the Parties shall each issue a press release announcing the existence of this Agreement which is approved in writing by both Parties. For greater certainty, neither Party (nor its Affiliates) shall be obligated to consult with or obtain approval from the other Party with respect to any filings to the SEC, the NASDAQ stock exchange or any other stock exchange or Governmental Authority; provided that a disclosing Party shall give reasonable advance notice to the other Party of such disclosure and use efforts to secure confidential treatment of such information at least as diligent as such Party would use to protect its own confidential information.

11.6 Prior Non-Disclosure Agreements. As of the Effective Date, the terms of this Article 11 shall supersede any prior non-disclosure, secrecy, or confidentiality agreement between the Parties (or their Affiliates) dealing with the subject of this Agreement, including without limitation the Confidentiality Agreement effective July 9, 2018. Any information disclosed under such prior agreements shall be deemed disclosed under this Agreement.

11.7 Use of Name. Each Party may use the name, insignia, symbol, trademark, trade name or logotype of the other Party only (a) in connection with permitted disclosures relating to this Agreement and the activities contemplated hereby, (b) as required by Applicable Law, or (c) as otherwise expressly permitted by this Agreement or agreed in writing by such other Party.

11.8 Publication. At least thirty (30) days prior to publishing, publicly presenting, and/or submitting for written or oral publication a manuscript, abstract or the like that includes information relating to any Global Development Plan, or Joint Invention that has not been previously published, each Party shall provide to the other Party a draft copy thereof for its review. The publishing Party shall consider in good faith any comments provided by the other Party during such thirty (30) day period. In addition, the publishing Party shall, at the other Party’s reasonable request, remove therefrom any Confidential Information of such other Party. If requested in writing by the non-publishing Party, the publishing Party shall withhold material from submission for publication or presentation for an additional thirty (30) days to allow for the filing of a Patent application or the taking of such other measures as may be required to establish and preserve proprietary rights in the information in the material being submitted for publication or presentation. The contribution of each Party shall be noted in all publications or presentations by acknowledgment or co-authorship, whichever is appropriate.

Article 12
INTELLECTUAL PROPERTY

12.1 Ownership of Intellectual Property.

(a) Inventions. Except as otherwise expressly set forth in this Agreement, ownership of Inventions, and any and all intellectual property rights therein, will be determined based on the principles of inventorship in accordance with United States patent laws.

(b) VBI Technology and Brii Bio Technology. Notwithstanding anything in Section 12.1 to the contrary: (i) VBI and its Affiliates have, and shall retain all right, title and interest in and to, the VBI Technology and any improvements thereto, and (ii) Brii Bio and its Affiliates have, and shall retain all right, title and interest in and to, the Brii Bio Technology and any improvement thereto. Each Party shall execute such documents, including assignments, as may be required to vest title in the owning Party in accordance with the foregoing.

(c) Joint Technology. The Parties shall jointly own all right, title and interest in all Joint Technology and hereby agree that each Party may only use such Joint Technology to the extent permitted by this Agreement. For the avoidance of doubt, neither Party shall have the right to practice the Joint Technology outside of the Field, without the advance, written consent of the other Party. Each Party shall execute such documents, including assignments, as may be required to vest title to all Joint Inventions and Joint Patents in both Parties.

(d) Assignment Obligation. Each Party will cause all employees of such Party who perform activities for such Party under this Agreement to be under an obligation to assign their rights in any Inventions and Know-How, whether or not patentable, resulting therefrom to such Party. With respect to any activities of a Party under this Agreement that are contracted to a Person that is not an employee, the Party retaining such contractor will include in the applicable contract an assignment to such Party of all rights in Inventions and Know-How made by such contractor resulting from such activities.

12.2 Patent Prosecution and Maintenance.

(a) VBI Patents.

(i) Initial Right. VBI shall have the first right to prepare, file, register, prosecute and maintain all VBI Patents in the Licensed Territory and shall bear the costs associated therewith. VBI shall retain patent counsel suitable to coordinate and direct the filing and prosecution of VBI Patents both in and outside of the Licensed Territory and shall keep Brii Bio fully informed of progress with regard to the preparation, filing, prosecution, and maintenance of the VBI Patents in the Licensed Territory. Specifically, VBI shall: (A) provide Brii Bio with a draft of any filing of a patent application at least ten (10) days prior to filing and VBI shall consider in good faith any comments or revisions suggested by Brii Bio or its counsel; (B) consult with Brii Bio regarding filing strategy and Regions where VBI Patents should be filed and maintained; (C) promptly provide Brii Bio with a copy of each patent application as filed, together with a notice of its filing date and application number; (D) provide periodic status reports to Brii Bio regarding the status of each patent application or patent in each VBI Patent family in the Licensed Territory; (E) provide Brii Bio with a copy of any examiner’s report that raise substantive patentability issues and consult with Brii Bio regarding responding to the same and shall consider in good faith any comments, strategies, and the like proposed by Brii Bio; and (F) promptly notify Brii Bio of the issuance of a VBI Patent in the Licensed Territory.

(ii) Step-In Right. In the event that VBI elects not to prepare, file, register, prosecute, or maintain any VBI Patent in the Licensed Territory, VBI shall provide reasonable prior written notice to Brii Bio of such intention (which notice shall, to the extent possible, be given no later than sixty (60) calendar days prior to the next deadline for any action that must be taken with respect to such VBI Patent in the relevant patent office). In such case, at Brii Bio’s sole discretion, upon written notice from Brii Bio, Brii Bio will have the right but not the obligation to assume responsibility for registration, prosecution, and/or maintenance of any such VBI Patent in the Licensed Territory at Brii Bio’s cost and expense, and shall pay any required fees to maintain such VBI Patents in the applicable Region. If Brii Bio elects to assume such rights with respect to a VBI Patent, Brii Bio shall keep VBI reasonably informed in accordance with the criteria set forth in Section 12.2(a)(i)(A) – (F) above.

(b) Joint Patents.

(i) Initial Responsibility. Brii Bio shall be responsible for the preparation, filing, prosecution, and maintenance of Joint Patents in the Licensed Territory, subject to the rest of this Section 12.2(b). In carrying out its obligations pursuant to this Section 12.2(b), Brii Bio shall retain patent counsel, which patent counsel will be instructed to copy both VBI and Brii Bio on all correspondence relating to the Joint Patents.

(ii) Cooperation. For any Joint Patents, Brii Bio shall keep VBI fully informed of progress with regard to the preparation, filing, prosecution, and maintenance of the Joint Patents in the Licensed Territory. Brii Bio shall:

(1) provide VBI with a draft of any first filing of a patent application at least thirty (30) days prior to filing and Brii Bio shall consider and adopt in good faith any comments or revisions suggested by VBI or its counsel;

(2) consult with VBI regarding filing strategy and jurisdictions where Joint Patents should be filed and maintained provided, however, that VBI shall be responsible for the preparation, filing, prosecution, and maintenance of Joint Patents outside of the Licensed Territory;

(3) promptly provide VBI with a copy of each patent application as filed, together with a notice of its filing date and application number;

(4) provide periodic status reports to VBI regarding the status of each Patent application or Patent in each Joint Patent family;

(5) provide VBI with a copy of any examiner’s report that raises substantive patentability issues and consult with VBI regarding responding to the same and shall consider and adopt in good faith any comments, strategies, and the like proposed by VBI; and

(6) promptly notify VBI of the issuance of a Joint Patent.

(iii) Option of VBI to Prosecute, Maintain and Enforce. In the event that Brii Bio desires to give up responsibility for the prosecution or maintenance of any Joint Patent, Brii Bio shall provide reasonable prior written notice to VBI of such intention (which notice shall, to the extent possible, be given no later than sixty (60) calendar days prior to the next deadline for any action that must be taken with respect to such Joint Patent in the relevant patent office). In such case, at VBI’s sole discretion, upon written notice to Brii Bio, VBI may elect to assume responsibility for prosecution and/or maintenance of any such Joint Patent, and VBI shall thereafter keep Brii Bio reasonably informed in accordance with the criteria set for in Section 12.2(b)(ii).

(iv) Costs for Joint Patents. Brii Bio will bear the costs associated with preparation, filing, prosecution, and maintenance of Joint Patents except for the costs associated with filing, prosecution, and maintenance in the VBI Territory, which will be borne by VBI. The Party incurring costs associated with preparation, filing, prosecution, and maintenance of Joint Patents of behalf of the other Party will issue an invoice to the other Party on a quarterly basis (as applicable), setting out such Party’s share of the costs incurred during the prior quarter and providing copies of supporting invoices or other documentation. Each such invoice will be payable within thirty (30) days of receipt and the provisions of Article 10 shall apply to such payments.

(v) Withdrawal of Support. In the event that a Party decides to cease paying the costs associated with the preparation, filing, prosecution, and maintenance of any Joint Patents in its respective territory, such Party shall advise the other Party of such decision in writing. Upon receipt of such notice, the recipient Party may elect to abandon the Joint Patents identified in the notice, or may elect to assume sole responsibility for the ongoing costs of such Joint Patent, in which event the Party wishing to cease sharing in the costs shall forthwith execute an assignment of its entire right, title and interest in such Joint Patents to the recipient Party, and the assigning Party shall cease being responsible for its share of the costs associated with any Joint Patents listed on the assignment effective as of the date of the assignment. In the event that the Party relinquishing responsibility for the costs of a Joint Patent has responsibility for prosecution and maintenance of such Joint Patent, that Party will be deemed to have given up responsibility for such prosecution and maintenance as of the date of the notice referred to in this Section 12.2(b).

(c) Brii Bio Patents. Brii Bio shall have the sole right to prepare, file, prosecute and maintain the Brii Bio Patents on a worldwide basis.

12.3 Infringement by Third Parties.

(a) Notice. In the event that either VBI or Brii Bio becomes aware of any infringement or threatened infringement in writing by a Third Party of the VBI Patents, or the Joint Patents, it will notify the other Party in writing to that effect. Any such notice shall include any available evidence to support an allegation of infringement or threatened infringement by such Third Party.

(b) Licensed Territory. Subject to this Section 12.3(b), Brii Bio shall have the first right (but not the obligation), as between VBI and Brii Bio, to bring and control any action or proceeding with respect to infringement of any VBI Patent in the Licensed Territory or Joint Patent in the Licensed Territory. VBI shall have the right, at its own expense, to be represented in any such action by counsel of its own choice, and VBI and its counsel will reasonably cooperate with Brii Bio and its counsel in strategizing, preparing and presenting any such action or proceeding provided, however, that Brii Bio may not make any submissions in any such action challenging the validity of a VBI Patent without the prior consent of VBI, such consent not to be unreasonably withheld. If Brii Bio fails to bring an action or proceeding with respect to infringement of any VBI Patent in the Licensed Territory, or Joint Patent in the Licensed Territory, within (i) sixty (60) days following the notice of alleged infringement or (ii) ten (10) days before the time limit, if any, set forth in the appropriate laws and regulations for the filing of such actions, whichever comes first, then VBI shall have the right (but not the obligation) to bring and control any such action, and Brii Bio shall have the right, at its own expense, to be represented in any such action by counsel of its own choice. Except as otherwise agreed to by the Parties as part of a cost-sharing arrangement, any recovery or damages realized as a result of such action or proceeding shall be used first to pay the legal costs of both Parties associated with the enforcement action and second to compensate Brii Bio for losses directly associated the infringement. Any additional recovery or damages shall be shared equally between the Parties. In the event that the legal costs associated with an enforcement action exceed the amount recovered in such action, then Brii shall pay any such additional costs.

(c) Cooperation. In the event a Party brings an infringement action in accordance with this Section 12.3, the other Party shall cooperate fully, including, if required to bring such action, the furnishing of a power of attorney or being named as a party to such action.

(d) Brii Bio Patents. Brii Bio shall have the sole right to bring and control any action or proceeding with respect to infringement of any Brii Bio Patent on a worldwide basis.

12.4 Infringement of Third Party Rights. Each Party shall promptly notify the other in writing of any written allegation by a Third Party that the activity of either of the Parties pursuant to this Agreement infringes or may infringe the intellectual property rights of such Third Party. Subject to Article 14, Brii Bio shall have the sole right to control any defense of any such claim involving alleged infringement of Third Party rights by Brii Bio’s activities in the Licensed Territory and VBI shall have the right, at its own expense, to be represented in any such action by counsel of its own choice. VBI shall have the sole right to control any defense of any such claim involving alleged infringement of Third Party rights by VBI’s activities and Brii Bio shall have the right, at its own expense, to be represented in any such action by counsel of its own choice.

12.5 Consent for Settlement. Neither Party shall enter into any settlement or compromise of any action or proceeding under this Article 12 which would in any manner (a) limit the scope, validity or enforcement of any of the VBI Patents in the Licensed Territory, (b) admit fault or wrongdoing on the part of the other Party, or (c) impose any obligations or restriction on the other Party (whether financial or otherwise) without the prior written consent of such other Party.

12.6 Patent Term Extensions. Brii Bio shall have final decision making authority with respect to any decisions related to Patent term extensions for VBI Patents in the Licensed Territory, and for Joint Patents in the Licensed Territory.

12.7 Trademarks. VBI, or its Affiliates shall own and be responsible for all trademarks, trade names, branding, logos, and domain names related to Licensed Products in the VBI Territory and shall be responsible for selecting, registering, enforcing, defending, and maintaining the same. Brii Bio, or its Affiliates shall own and be responsible for all trademarks, trade names, branding, logos, and domain names related to Licensed Products in the Licensed Territory and shall be responsible for selecting, registering, enforcing, defending, and maintaining the same.

12.8 Maintenance of Patents. During the Term, each Party shall take all steps required to maintain in good standing any Patents licensed to the other Party hereunder.

Article 13
REPRESENTATIONS, WARRANTIES AND COVENANTS

13.1 Mutual Representations, Warranties and Covenants. Each Party hereby represents and warrants to the other Party, as of the Effective Date, and covenants (as applicable) as follows:

(a) Duly Organized. Such Party is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or formation, and has full corporate or other power and authority to enter into this Agreement and to carry out the provisions hereof.

(b) Due Authorization; Binding Agreement. This Agreement has been duly executed and delivered on behalf of such Party and constitutes a legal, valid and binding obligation of such Party and is enforceable against it in accordance with the terms hereof subject to the effects of bankruptcy, insolvency or other laws of general application affecting the enforcement of creditor rights and judicial principles affecting the availability of specific performance and general principles of equity, whether enforceability is considered a proceeding at law or equity.

(c) Consents. Such Party has obtained, or is not required to obtain, the consent, approval, order, or authorization of any Third Party, or has completed, or is not required to complete any registration, qualification, designation, declaration, or filing with, any Regulatory Authority or Governmental Authority, in connection with the execution and delivery of this Agreement and the performance by such Party of its obligations under this Agreement.

(d) No Conflicting Grant of Rights. The execution and delivery of this Agreement and the performance of such Party’s obligations hereunder (a) do not conflict with or violate any requirement of Applicable Law or any provision of the articles of incorporation, bylaws or any similar instrument of such Party, as applicable, in any material way and (b) do not conflict with, violate or breach, or constitute a default or require any consent under, any contractual obligation or court or administrative order by which such Party is bound.

(e) Right to Grant Licenses. Such Party has the right to grant (or cause its Affiliates to grant) the licenses contemplated under this Agreement and has not granted, assigned, transferred, or conveyed, and will not during the Term, grant, assign, transfer or convey any right, title or interest in, (i) in the case of VBI, any of the VBI Technology and (ii) in case of Brii Bio, its interest in the Brii Bio Technology, in any such case which grant, assignment, transfer or conveyance would conflict with the rights granted to the other Party hereunder.

(f) Employee/Contractor Agreements. All of such Party’s employees or contractors acting on its behalf pursuant to this Agreement are and will be obligated under a binding written agreement to assign to such party or its designee all VBI Technology and to comply with obligations of confidentiality and non-use consistent with those set forth in Article 11.

(g) Debarment. Such Party is not debarred under the FDA, NMPA or similar Regulatory Authority in any other jurisdiction and it does not, and will not during the Term, employ or use the services of any Person who is debarred, in connection with the development, manufacture or commercialization of Licensed Products. In the event that either Party becomes aware of the debarment or threatened debarment of any Person providing services to such Party, including the Party itself and its Affiliates, contractors, Sublicensees, Distributors, which directly or indirectly relate to activities under this Agreement, the other Party shall be immediately notified in writing.

(h) Compliance. As of the Effective Date, each Party is in material compliance with all Applicable Laws with respect to the subject matter of this agreement, and during the Term, each Party covenants to the other that in the performance of its obligations under this Agreement, such Party shall comply with, and shall cause its and its Affiliates’ employees and Sublicensees to comply, with all Applicable Laws.

(i) No Third Party Rights. Neither Brii Bio nor VBI is a party to or otherwise bound by any written contract or agreement, or to such Party’s knowledge, oral agreement, that would result in any Third Party obtaining any interest in, or that would give to any Third Party any right to assert any claim in or with respect to, any Inventions or Patents of such Party except as disclosed on Schedule 13 hereto.

13.2 Additional Representations, Warranties and Covenants of VBI. VBI represents and warrants to Brii Bio as of the Effective Date, or covenants, as applicable, that:

(a) Right to Grant License. Except for VBI’s obligations pursuant to the Ferring License and the Scigen Agreement, no royalties, license fees or other payments are required to be paid to any Third Party in connection with the manufacture, use, sale, or importation of Licensed Products in the Field in the Licensed Territory.

(b) Ownership. VBI is the sole and exclusive owner of, or Controls, the VBI Technology under which the license granted pursuant to Section 3.1 herein is provided to Brii Bio by VBI.

(c) VBI Patents. (i) Schedule A is a true, complete and correct list of the VBI Patents existing as of the Effective Date; (ii) the VBI Patents are to the best of VBI’s knowledge, valid and enforceable; (iii) no Third Party has made any claim against VBI or its Affiliates asserting the invalidity, unenforceability, or non-infringement of any VBI Patents (including, by way of example, through the institution or written threat of institution of interference, nullity, opposition, inter partes or post-grant review or similar invalidity proceedings before the United States Patent and Trademark Office or any analogous foreign Regulatory Authority); (iv) the VBI Patents are being diligently prosecuted in the respective patent offices in in accordance with Applicable Law; and (v) the VBI Patents have been filed and maintained properly and correctly and all applicable fees have been paid on or before the due date for such payments.

(d) Non-Infringement by Third Parties. To VBI’s knowledge, no Third Party is infringing or misappropriating or threatening to infringe or misappropriate any VBI Technology.

(e) Non-Infringement of Third Party Rights. Neither VBI nor any of its Affiliates have received any written notice from any Person, or has knowledge of, any actual or threatened claim or assertion that the use or practice of the VBI Patents, infringes or misappropriates the intellectual property rights of a Third Party.

(f) Claims; Judgements; Settlements. Except as disclosed in Schedule B, there are no claims, judgments or settlements against or pending, or amounts with respect thereto, owed by VBI or any of its Affiliates, with respect to the VBI Technology under which the license granted pursuant to Section 3.1 herein is provided to Brii Bio by VBI and VBI has not received written notice threatening any such claims, judgments or settlements.

(g) Employee Agreements. All current and former employees and consultants of VBI and its Affiliates who are or have been substantively involved in the design, review, evaluation, or development of the VBI Patents have executed written contracts or are otherwise obligated to assign their rights to VBI or its designee.

(h) No Third Party Rights. VBI is not a party to or otherwise bound by any written contract or agreement, or to VBI’s knowledge, any oral agreement, that will result in any Third Party obtaining any interest in, or that would give to any Third Party any right to assert any claim in or with respect to, any VBI Technology exclusively licensed to Brii Bio hereunder except as disclosed on Schedule 13 hereto.

(i) Manufacture of Licensed Product. VBI shall manufacture, store, and transfer the Licensed Product supplied pursuant to Sections 7.1 and 7.2 in accordance with the terms and conditions set forth in a separate Supply Agreement. For the avoidance of doubt, VBI shall not be obligated to supply pursuant to this Section 13.2 until the Parties executed and enter into such separate Supply Agreement.

(j) No Other Technology. To VBI’s knowledge, the VBI Technology in existence as of the Effective Date comprises all of the intellectual property rights used by or on behalf of VBI and its Affiliates in the research, development, and manufacturing of the Licensed Product.

(k) Ferring License and Scigen Agreement. VBI is not in breach of its obligations under the Ferring License or the Scigen Agreement, and during the Term, VBI shall take all actions necessary to maintain the Ferring License or the Scigen Agreement in good standing, and shall not materially breach the Ferring License or the Scigen Agreement. In the event that Ferring or Scigen notifies VBI during the Term that VBI is in material breach of the Ferring License or the Scigen Agreement, VBI shall promptly notify Brii Bio and, to the extent VBI fails to cure such breach, Brii Bio shall have the right to do so.

(l) Renewal of [**] Registration. VBI will take Commercially Reasonable Efforts to obtain the renewal of the registration [**] for Licensed Product in [**], and until such time, will be responsible for all expenses and activities associated with such registration renewal, even as such expenses and activities continue beyond the [**]. Immediately upon VBI’s receipt of [**] for Licensed Product in [**], VBI will initiate the transfer of such [**] to Brii Bio. The renewal of the [**] in [**] shall not be considered the first [**] in the Licensed Territory for purposes of Section 9.8, the Sublicense Consideration Payment. If discussed and agreed to at the JSC, Brii Bio shall have the right to work with VBI to obtain the renewal of the [**] in [**]. For the avoidance of doubt, regardless of whether Brii Bio elects to work with VBI to obtain the renewal of the [**] in [**] or not, the renewal of the [**] in [**] shall not be considered the first [**] in the Licensed Territory for purposes of Section 9.8.

(m) Release of Israeli Government Lien. VBI will take Commercially Reasonable Efforts to release the 11/16/2014 lien held against certain equipment in the Rehovot facility, an effort which has already begun.

13.3 Disclaimer. EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, OR ANY OTHER AGREEMENT CONTEMPLATED HEREUNDER, NEITHER PARTY MAKES ANY REPRESENTATIONS OR EXTENDS ANY WARRANTIES OF ANY KIND, EITHER EXPRESS OR IMPLIED, EITHER IN FACT OR BY OPERATION OF LAW OR OTHERWISE AND EACH PARTY EXPRESSLY DISCLAIMS ALL IMPLIED WARRANTIES OF MERCHANTABILITY AND OF FITNESS FOR A PARTICULAR PURPOSE OR ANY WARRANTY AS TO THE VALIDITY OR ENFORCEABILITY OF PATENTS OR NON-INFRINGEMENT OF ANY INTELLECTUAL PROPERTY RIGHTS OF THIRD PARTIES, OR THE PROSPECTS OR LIKELIHOOD OF DEVELOPMENT OR COMMERCIAL SUCCESS OF THE LICENSED PRODUCT.

Article 14
INDEMNIFICATION

14.1 Indemnification of VBI. Brii Bio shall indemnify and hold harmless VBI and its Affiliates, and its and their directors, officers, employees and agents of such entities (the “VBI Indemnitees”) from and against any and all losses, liabilities, damages, penalties, fines, costs and expenses (including reasonable attorneys’ fees and other expenses of litigation) (“Losses”) from any claims, actions, suits or proceedings brought by a Third Party (a “Third Party Claims”) incurred by any VBI Indemnitee, arising from, or occurring as a result of: (a) the development, manufacture, use, handling, storage, sale or other disposition of Licensed Product by Brii Bio or its Affiliates or Sublicensees in the Licensed Territory; (b) gross negligence or willful misconduct by or on behalf of Brii Bio or its Affiliates in performing any activities in connection with this Agreement; and (c) any material breach of any representations, warranties or covenants by Brii Bio under this Agreement; except, in each case ((a) – (c)), to the extent such Third Party Claims fall within the scope of the indemnification obligations of VBI set forth in Section 14.2.

14.2 Indemnification of Brii Bio. VBI shall indemnify and hold harmless each of Brii Bio and its Affiliates and its and their directors, officers, employees and agents of such entities (the “Brii Bio Indemnitees”), from and against any and all Losses from any Third Party Claim incurred by any Brii Bio Indemnitee arising from, or occurring as a result of: (a) the development, manufacture, use, handling, storage, sale or other disposition of Licensed Product by VBI or its Affiliates in the VBI Territory; (b) gross negligence or willful misconduct by or on behalf of VBI or its Affiliates in performing any activities in connection with this Agreement; and (c) any material breach of any representations, warranties or covenants by VBI under this Agreement; except, in each case ((a) – (c)) to the extent such Third Party Claims fall within the scope of the indemnification obligations of Brii Bio set forth in Section 14.1.

14.3 Procedure. A Party that intends to claim indemnification under this Article 14 (the “Indemnitee”) shall promptly notify the indemnifying Party (the “Indemnitor”) in writing of any Third Party Claim, in respect of which the Indemnitee intends to claim such indemnification. The Indemnitee shall provide the Indemnitor with reasonable assistance, at the Indemnitor’s expense, in connection with the defense of the Third Party Claim for which indemnity is being sought. The Indemnitee may participate in and monitor such defense with counsel of its own choosing at its sole expense; provided, however, the Indemnitor shall have the right to assume and conduct the defense of the Third Party Claim with counsel of its choice, which counsel shall be reasonably acceptable to Indemnitee. The Indemnitor shall not settle any Third Party Claim without the prior written consent of the Indemnitee, not to be unreasonably withheld. So long as the Indemnitor is actively defending the Third Party Claim in good faith, the Indemnitee shall not settle any such Third Party Claim without the prior written consent of the Indemnitee. If the Indemnitor does not assume and conduct the defense of the Third Party Claim as provided above, (a) the Indemnitee may defend against, and consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim in any manner the Indemnitee may deem reasonably appropriate (and the Indemnitee need not consult with, or obtain any consent from, the Indemnitor in connection therewith), and (b) the Indemnitor will remain responsible to indemnify the Indemnitee as provided in this Article 14. The failure to deliver written notice to the Indemnitor within thirty (30) days after the commencement of any action with respect to a Third Party Claim shall only relieve the Indemnitor of its indemnification obligations under this Article 14 if and to the extent the Indemnitor is actually prejudiced thereby.

14.4 Insurance. Each Party, at its own expense, shall maintain product liability and other appropriate insurance (including D&O insurance) in an amount consistent with industry standards, for a company in a similar position to such Party, during the Term, which shall include, but not be limited, to ten million Dollars ($10,000,000). Each Party shall provide the other Party with written notice at least thirty (30) days prior to any cancellation, nonrenewal or material change in the insurance described above. Each Party shall provide a certificate of insurance evidencing such coverage to the other Party upon request. Each Party shall provide a certificate of insurance evidencing its D&O insurance to the other Party annually. It is understood that such insurance shall not be construed to create a limit of either Party’s liability with respect to its indemnification obligations under this Article 14.

Article 15
TERM AND TERMINATION

15.1 Term. This Agreement shall commence on the Effective Date, and unless terminated earlier as provided in this Article 15, shall continue in full force and effect on a Region-by-Region and Licensed Product-by-Licensed Product basis until the last-to-expire Royalty Term in the last Region in the Licensed Territory (the “Term”). Upon expiration (but not an earlier termination) of this Agreement in a Region of the Licensed Territory, the license granted to Brii Bio under Section 3.1 shall become perpetual, non-exclusive, fully paid-up, and royalty free in the Field in such Region in the Licensed Territory.

15.2 Early Termination. Each Party shall have the right to terminate this Agreement in its entirety before the end of the Term:

(a) upon written notice by either Party if the other Party is in material breach of this Agreement and has not cured such breach within sixty (60) days (or thirty (30) days for a breach payment obligations) after receiving notice from the terminating Party requesting cure of the breach. Any such termination shall become effective at the end of such sixty (60) or thirty (30) day period, as applicable, unless the breaching Party has cured any such breach or default prior to the end of such period; provided that, such time periods shall be tolled during the pendency of any good faith dispute that has been deferred to resolution pursuant to Article 16 with respect to the validity of such allegation of breach; or

(b) at any time if the other Party shall (i) file in any court or agency pursuant to any statute or regulation of any jurisdiction a petition in bankruptcy or insolvency or for reorganization or for an arrangement or for the appointment of a receiver or trustee of that Party or of its assets, (ii) propose an out-of-court restructuring of substantially all indebtedness outside the ordinary course of business, (iii) be served with an involuntary petition against it, filed in any insolvency proceeding, and such petition shall not be dismissed within sixty (60) days after the filing thereof, (iv) propose or be a party to any dissolution or liquidation, (v) make an assignment for the benefit of its creditors, or (vi) admit in writing its inability generally to pay its debts as they fall due in the general course.

15.3 Other Brii Bio Termination Rights.

(a) Voluntary Termination. Brii Bio shall have the right in its sole and absolute discretion, to terminate this Agreement, either with respect to a Region or in its entirety, upon one hundred and eighty (180) days prior written notice to VBI for convenience, without cause, and for any or no reason.

(b) Termination for Safety Reasons. Brii Bio may terminate this Agreement at any time during the Term immediately upon providing written notice to VBI if a Data and Safety Monitoring Board or any Regulatory Authority in the Licensed Territory imposes a clinical hold on any Clinical Trial for a Licensed Product for six (6) consecutive months.

15.4 Other VBI Termination Right. VBI shall have the right to terminate this Agreement immediately upon written notice to Brii Bio if Brii Bio or any of its Affiliates, Distributors or Sublicensees directly or indirectly through any Third Party, commences any interference or opposition proceeding with respect to, challenges the validity or enforceability of, or opposes any extension of or the grant of a supplementary protection certificate with respect to, any VBI Patent.

15.5 Effects of Termination.

(a) VBI Technology. Upon any termination of this Agreement, the licenses granted by VBI to Brii pursuant to Section 3.1 shall automatically terminate.

(b) Joint Patents, Joint Inventions, and Joint Know-How. Effective upon termination of this Agreement:

(i) Brii Bio shall automatically be deemed to, and hereby does, grant to VBI an exclusive, irrevocable, perpetual royalty-free right and license under Brii Bio’s interest in any Joint Technology in the Field in the VBI Territory; and

(ii) VBI shall automatically be deemed to, and hereby does, grant to Brii Bio an exclusive, royalty-free right and licensed under VBI’s interest in the Joint Technology in the Field in the Licensed Territory.

15.6 Clinical Trials Upon Termination. In the event there are any on-going Clinical Trials of the Licensed Product in the Field in the Licensed Territory as of the date of termination hereof, the Parties shall negotiate in good faith and adopt a plan to wind-down such Clinical Trials in an orderly fashion or, at VBI’s election, promptly transition such development activities to VBI or its designee, with due regard for patient safety and the rights of any subjects that are participants in any Clinical Trials and take any actions it deems reasonably necessary or appropriate to avoid any human health or safety problems and in compliance with all Applicable Laws.

15.7 Brii Bio Regulatory Filings (including Marketing Approval). Upon termination of this Agreement, at VBI’s request and to the extent not already held by VBI, Brii Bio shall assign or cause to be assigned to VBI or its designee (or to the extent not assignable in accordance with Applicable Law, Brii Bio shall take all reasonable actions to make available to VBI or its designee the benefits of all Regulatory Documentation and Marketing Approvals for the Licensed Products in the Licensed Territory) at no cost to VBI, unless such termination is the result of VBI’s material breach of this Agreement pursuant to Section 15.2(a), in which case VBI shall bear the cost of such assignment.

15.8 Clinical Supply. Immediately upon termination of this Agreement, Brii Bio shall, at its own cost, return to VBI any unused Licensed Product supplied by VBI for use in Clinical Trials hereunder.

15.9 Inventory. Upon termination of this Agreement, Brii Bio, its Affiliates, Distributors and Sublicensees, shall have the option to continue, to the extent that Brii Bio, its Affiliates, Distributors and Sublicensees have stocks of Licensed Product remaining, to fulfill orders received from customers for Licensed Products in the Field in the Licensed Territory until up to thirty (30) days after VBI notifies Brii Bio in writing that VBI intends to commercialize such Licensed Product or has secured an alternative Distributor or licensee for the Licensed Product, but in no event for more for than six (6) months after the date of notice of termination. For Licensed Product sold by Brii Bio or its Affiliates, Distributors or Sublicensees after the effective date of a termination Brii Bio shall continue to pay royalties on the amount of Net Sales pursuant to Article 9. Notwithstanding the foregoing, Brii Bio and its Affiliates, Distributors and Sublicensees shall cease such activities in the Licensed Territory upon sixty (60) days written notice given by VBI at any time after the effective date of a termination requesting that such activities (or portion thereof) cease. In the case where VBI has given notice to Brii Bio requesting the cessation of activities pursuant to the provision of this Section, Brii Bio shall notify VBI of an estimate of the quantity of Licensed Product and its shelf life remaining in the inventory of Brii Bio, its Affiliates, Distributors or Sublicensees and VBI shall have the right to purchase any such quantities of Licensed Product from Brii Bio at a price mutually agreed by the Parties.

15.10 Transition. Brii Bio shall use Commercially Reasonable Efforts to cooperate with VBI or its designee to effect a smooth and orderly transition in the development, sale and marketing, promotion and commercialization of Licensed Product in the Licensed Territory following termination of this Agreement.

15.11 Return of Confidential Information. Upon termination or expiration of this Agreement, each Party shall promptly return to the other Party, or delete or destroy, all relevant records and materials in such Party’s possession or control containing Confidential Information of the other Party; provided that such Party may keep one (1) copy of such materials for archival purposes only subject to continuing confidentiality obligations.

15.12 [**] and [**]. In the event of a termination of this agreement by Brii Bio pursuant to Section 15.2(a) or Section 15.2(b), then VBI shall use Commercially Reasonable Efforts to facilitate a direct license for Brii Bio under the [**] and the [**].

Article 16
DISPUTE RESOLUTION AND GOVERNING LAW

16.1 Dispute Resolution Process. The Parties recognize that disputes as to certain matters may from time to time arise during the Term that relate to interpretation of a Party’s rights and/or obligations hereunder or any alleged breach of this Agreement. If the Parties cannot resolve any such dispute within thirty (30) days after written notice of a dispute from one (1) Party to another, either Party may, by written notice to the other Party, have such dispute referred to the Chief Executive Officer of each respective Party, or such person with decision-making authority at a level of at least a senior vice president (collectively, the “Senior Executives”). The Senior Executives shall negotiate in good faith to resolve the dispute within thirty (30) days. During such period of negotiations, any applicable time periods under this Agreement shall be tolled. If the Senior Executives are unable to resolve the dispute within such time period then either Party may submit the dispute as follows:

(a) for final resolution of matters not expressly referred to expert determination hereunder, by binding arbitration in accordance with Section 16.2(b). Notwithstanding anything in this Article 16 to the contrary, VBI and Brii Bio shall each have the right to apply to any court of competent jurisdiction for appropriate interim or provisional relief, as necessary to protect the rights or property of that Party;

(b) for final resolution of matters designated hereunder to be resolved by expert determination, by expert determination in accordance with Section 16.3.

16.2 Arbitration.

(a) If the parties are unable to resolve such dispute through the procedures described in Section 16.1, then, except in the case of a dispute, controversy or claim that concerns: (i) the validity or infringement of a Patent, trademark or copyright; or (ii) any antitrust, anti-monopoly or competition law or regulation, whether or not statutory, the dispute shall be resolved by expedited binding arbitration before a panel of three (3) independent and neutral experienced arbitrators, one chosen by VBI, one chosen by Brii Bio and the third chosen by the foregoing two (2) arbitrators. Each Party shall select its arbitrator within ten (10) days of one party notifying the other party that it is exercising its rights under this Section 16.2(a), and the two (2) arbitrators shall select the third arbitrator within five (5) days of their selection. Any such arbitration proceeding shall be administered by the Expedited Procedure Rules, irrespective of the amount in dispute, of International Court of Arbitration of the International Chamber of Commerce, with limited discovery, in accordance with its then current rules governing commercial disputes; provided, that, such rules shall be modified by this Section 16.2(a), to the extent any such modifications are necessary.

(b) Any arbitration shall be conducted in the English language and applicable arbitration association shall use New York as the governing law for this Agreement and the parties’ obligations hereunder. Within ten (10) days after the arbitrators are selected, the Parties will each submit to the arbitrators, and to one another, a written statement of their respective positions regarding the alleged dispute. The Parties will also provide the arbitrators a copy of this Agreement, as may be amended at such time. Each party will have ten (10) days from receipt of the other party’s submission to provide to the arbitrator a written response thereto. Neither party may have any communication (either written or oral) with the arbitrators other than for the sole purpose of engaging the arbitrator at the outset or as expressly permitted in this Section 16.2(b); provided, that the arbitrator will have the right to meet with the parties, either alone or together, as necessary in the arbitrator’s opinion to make a determination. Based on the materials submitted, the arbitrators will determine whether any discovery process is necessary, and, if it is, the parameters of such process with the intent of resolving the arbitration as expeditiously as possible (e.g., limiting the number of depositions and the time discovery is permitted to take). The Parties and arbitrators shall employ procedures designed to resolve the conflict by arbitration within twelve (12) months of the dispute being referred for arbitration.

16.3 Expert Determination. For final resolution of matters designated hereunder to be resolved by expert determination, the Parties hereby agree that such decision shall be conducted expeditiously by an independent expert selected unanimously by the Parties. Either Party may initiate the expert determination by giving written notice to the other Party. If the Parties are unable to agree upon an expert within ten (10) days after receipt of the notice of request for an expert determination, then, the International Centre for Expertise of the International Chamber of Commerce (ICC) shall appoint such expert. The expert, once appointed, shall have no ex parte communications with either Party concerning the expert determination or the underlying dispute. The Parties agree to cooperate fully in the expeditious conduct of such expert determination and to provide the expert with access to all facilities, books, records, documents, information, and personnel necessary to make a fully informed decision in an expeditious manner. Before issuing a final decision, the expert shall issue a draft report and allow the parties to the dispute to comment on it. The expert shall endeavor to resolve the dispute within thirty (30) days (but no later than sixty (60) days) after his or her appointment, taking into account the circumstances requiring an expeditious resolution of the matter in dispute. The expert’s decision shall be final and binding on the Parties. The costs of the expert determination shall be shared by the Parties, regardless of the outcome of the determination.

16.4 Governing Law; Litigation; Exclusive Venue. This Agreement and all questions regarding its existence, validity, interpretation, breach, or performance, shall be governed by, and construed and enforced in accordance with, the laws of the State of New York, United States, without reference to its conflicts of law principles. Any dispute shall be finally settled in a United States Federal Court of competent jurisdiction (or state court if no Federal Court has jurisdiction) located in the State of New York, United States, and the Parties hereby waive any objection to the personal jurisdiction and venue of such courts.

Article 17
GENERAL PROVISIONS

17.1 Force Majeure. Neither Party shall be held liable or responsible to the other Party or be deemed to have defaulted under or breached this Agreement for failure or delay in fulfilling or performing any term of this Agreement when such failure or delay is caused by or results from events beyond the reasonable control of the non-performing Party, including fires, floods, earthquakes, extreme weather, embargoes, shortages, epidemics, quarantines, war, acts of war (whether war be declared or not), terrorism, insurrections, riots, civil commotion, strikes, lockouts or other labor disturbances, acts of God or acts, omissions or delays in acting by any Governmental Authority (each of the foregoing, a “Force Majeure Event”). The non- performing Party shall notify the other Party of such force majeure within ten (10) days after such occurrence by giving written notice to the other Party stating the nature of the event, its anticipated duration, and any action being taken to avoid or minimize its effect. The suspension of performance shall be of no greater scope and no longer duration than is necessary and the non- performing Party shall use commercially reasonable efforts to remedy its inability to perform; provided, however, that in the event the suspension of performance continues for sixty (60) days after the date of the occurrence, the Parties shall meet to discuss in good faith how to proceed in order to accomplish the goals outlined in this Agreement.

17.2 Waiver of Breach. No delay or waiver by either Party of any condition or term in any one (1) or more instances shall be construed as a further or continuing waiver of such condition or term or of another condition or term.

17.3 Further Assurances. Each Party agrees to execute, acknowledge, and deliver such further instruments, and to perform all such other acts, as may be necessary or appropriate in order to carry out the purposes and intent of this Agreement.

17.4 Amendment. No amendment or modification of any provision of this Agreement shall be effective unless in writing and signed by both Parties hereto.

17.5 Severability. In the event any provision of this Agreement should be held invalid, illegal, or unenforceable, the Parties shall negotiate, in good faith a valid, legal, and enforceable substitute provision that most nearly reflects the original intent of the Parties. All other provisions of this Agreement shall remain in full force and effect in such jurisdiction.

17.6 Entire Agreement. This Agreement (including the Schedules attached hereto) constitutes the entire agreement between the Parties relating to the subject matter hereof and supersedes all previous agreements and understandings, negotiations, writings, and commitments, either oral or written, in respect to the subject matter hereof. Each of the Parties acknowledges and agrees that, in entering into this Agreement, it does not rely on, and shall have no remedy in respect of, any statement, representation, warranty or understanding (whether negligently or innocently made) of any Person (whether party to this Agreement or not) other than as expressly set out in this Agreement.

17.7 Notices. Any notice or communication required or permitted under this Agreement shall be in writing in the English language, delivered personally, sent by email (and promptly confirmed by personal delivery, registered mail, or overnight courier), sent by courier, or sent by registered mail, postage prepaid to the following addresses of the Parties (or such other address for a Party as may be at any time thereafter specified by like notice):

To VBI: VBI Vaccines Inc. 160 2nd Street, Floor 3 Cambridge, MA 02142 Attention: Chief Executive Officer Email: [**]	To Brii Bio: Brii Biosciences Limited One City Center, Suite 5-110 110 Corcoran Street Durham, NC 27701 Attention: Zhi Hong Email: [**]

Any such notice shall be deemed to have been given: (a) when delivered if personally delivered or sent by courier; (b) on the next Business Day if sent by email; and/or (c) on the fifth (5th) Business Day following the date of mailing if sent by mail. Notices hereunder will not be deemed sufficient if provided only between or among each Party’s representatives on the Joint Steering Committee.

17.8 Assignment. This Agreement shall not be assigned or otherwise transferred, nor may any right or obligations hereunder be assigned or transferred, by either Party without the prior written consent of the other Party; except that either Party may assign or otherwise transfer this Agreement without the consent of the other Party to an Affiliate or to an entity that acquires all or substantially all of the business or assets of the assigning Party relating to the subject matter of this Agreement, whether by merger, acquisition or otherwise, provided that the acquiring Person assumes this Agreement in writing or by operation of law. Subject to the foregoing, this Agreement shall inure to the benefit of each Party, its successors and permitted assigns. Any assignment of this Agreement in contravention of this Section 17.8 shall be null and void.

17.9 Relationship of the Parties. The Parties shall be independent contractors of one another and nothing in this Agreement or any action which may be taken pursuant to its terms is intended, or shall be deemed, to establish a partnership, joint venture, or agency between the Parties. Neither Party shall have the authority to make any statements, representations, or commitments of any kind, or to take any action, which shall be binding on the other Party. All persons employed by a Party shall be employees of such Party and not of the other Party and all costs and obligations incurred by reason of any such employment shall be for the account and expense of such Party.

17.10 Headings. The heading of the Articles and Sections of this Agreement are included for convenience of reference and shall not affect its meaning or interpretation.

17.11 Survival. The following provisions shall survive any termination of this Agreement: 10.5, 12.1, 12.2(b), 12.2(c), 12.5, 15.5 through 15.12, and Article 1 (as applicable), Article 11, Article 14, Article 16 and Article 17.

17.12 Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Executed signature pages of this Agreement may be scanned and delivered electronically and such signatures shall be deemed to bind each Party hereto as if they were original signatures.

17.13 Interpretation. Except where the context expressly requires otherwise: (a) the use of any gender herein shall be deemed to encompass references to either or both genders, and the use of the singular shall be deemed to include the plural (and vice versa); (b) the words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”; (c) the word “will” shall be construed to have the same meaning and effect as the word “shall”; (d) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein); (e) any reference herein to any person or entity shall be construed to include the person’s or entity’s successors and assigns; (f) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof; (g) all references herein to Sections, or Schedules shall be construed to refer to Sections, or Schedules of this Agreement, and references to this Agreement include all Schedules hereto; (h) the word “notice” means notice in writing (whether or not specifically stated) and shall include notices, consents, approvals and other written communications contemplated under this Agreement; (i) provisions that require that a Party, the Parties or any committee hereunder “agree,” “consent” or “approve” or the like shall require that such agreement, consent or approval be specific and in writing, whether by written agreement, letter, approved minutes or otherwise, including by e-mail; (j) unless stated otherwise, references to any specific law, rule or regulation, or article, section or other division thereof, shall be deemed to include the then-current amendments thereto or any replacement or successor law, rule or regulation thereof; (k) the term “or” shall be interpreted in the inclusive sense commonly associated with the term “and/or”; and (l) references to any Articles include Sections and subsections that are part of the related Section (e.g., a section numbered “Section 3.6” would be part of “Article 3”, and references to “Section 3.6” would also refer to material contained in the subsection described as “Section 3.6(a)”).

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the Effective Date.

VBI VACCINES INC.

By:	/s/ Jeff R. Baxter
Name:	Jeff R. Baxter
Title:	Chief Executive Officer

BRII BIOSCIENCES LIMITED

By:	/s/ Zhi Hong
Name:	Zhi Hong
Title:	Chief Executive Officer

[Signature Page to Collaboration and License Agreement]

42

Schedule A

VBI Patents

No Patents as of the Effective Date.

Schedule B

Claims; Judgments; Settlements

[**]

Schedule 13

Disclosures

[**]

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